
Hampton Inn

2001 ANNUAL REPORT

AmeriSuites
Comfort Inn
Hampton Inn
Hampton Inn & Suites

Tested & Proven

Holiday Inn
Holiday Inn Express
Homewood Suites
Residence Inn



EQUITY INNS
Inc

Equity Inns, Inc. Financial and Hotel Operating Highlights

Financial Data

	Year Ended December 31, 2001	2000
Revenues	$226.1 million	$116.8 million
Net income	3.6 million	9.8 million
Funds from operations (1)	47.8 million	53.7 million
Net income per share, basic and diluted	0.10	0.27
Funds from operations per share and Unit (2)	1.26	1.42
Dividends per common share	0.75	1.06
Investment in hotels, net	751.9 million	772.4 million

(1) Industry analysts generally consider funds from operations to be an appropriate measure of the performance of an equity REIT. Funds from operations is defined as income before minority interest of unit holders in the Partnership plus certain non-cash items, such as depreciation and gain (loss) on sale of hotel properties, plus certain non-recurring items.

(2) Funds from operations per share is computed as funds from operations divided by the weighted number of outstanding shares of common stock and units of the Partnership.

Hotel Industry Segments

96% of ENN's revenue is in the upscale and midscale without food and beverage segments



Upper Upscale
0.0%
Hyatt, Ritz Carlton, Four Seasons
Upscale
52.0%
Residence Inn, Homewood Suites, AmeriSuites
Midscale w/o F&B
44.0%
Hampton Inn, Holiday Inn Express, Comfort Inn
Midscale w/ F&B
4.0%
Holiday Inn, Ramada, Sheraton
Economy
0.0%
Fairfield Inn, Red Roof, Travelodge
Budget
0.0%
Thriftlodge Inn, Budget Inn, Motel 6

SOURCE: SMITH TRAVEL RESEARCH

Equity Inns' geographically diverse portfolio is concentrated in the upscale and midscale without food and beverage segments. Historically, these segments are less prone to economic downturns than other hotel segments.

All of the hotels pictured in this report have undergone recent renovations and are in excellent physical condition. Over the past four years, Equity Inns has invested $94 million in upgrades to ensure that its properties remain competitive. In 2002, the company expects to invest $10 million in its hotels.

Equity Inns Hotel Managers

- ☐ Interstate Hotels
- ■ Hilton Hotels
- ▩ Prime Hospitality
- ■ Crestline Hotels & Resorts
- ▦ Waterford Hotel Group



54
19
20
2
1

Hotel Operating Data

	Year Ended December 31, 2001*	2000*	Change
Revenue per Available Room (RevPAR)	$52.33	$54.00	(3.1)%
Occupancy	65.5%	67.2%	(2.5)%
Average Daily Rate	$79.91	$80.38	(0.6)%

*Comparable basis for 95 hotels open both full years

RevPAR Changes for 2001

Industry vs. Equity Inns

	Hotel Industry	Equity Inns
First quarter	3.4%	5.4%
Second quarter	(3.8)%	(1.3)%
Third quarter	(11.1)%	(7.1)%
Fourth quarter	(16.0)%	(8.2)%

In a year that may go down in history as the worst ever for U.S. travel, Equity Inns outperformed the hotel industry in every quarter of 2001. Source: Smith Travel Research

CORPORATE PROFILE

Equity Inns, Inc. is a Memphis-based, self-advised real estate investment trust (REIT) and is the largest REIT focused on the upscale extended stay, all-suite and midscale limited-service segments of the hotel industry. At year-end 2001, the Company owned a geographically diverse portfolio of 96 hotels with more than 12,300 rooms, located in 34 states. The company's hotels are franchised primarily by Marriott, Hilton and Prime Hospitality and include the following leading brands: Homewood Suites and Hampton Inn by Hilton, Residence Inn by Marriott and AmeriSuites by Prime Hospitality.

EQUITY INNS

LETTER TO SHAREHOLDERS

Corporate strategies are tested in the economic marketplace everyday, and Equity Inns and the hotel industry faced arguably their most difficult test in history following the tragic events of September 11, 2001. Industry revenue per available room (RevPAR) declined 6.9 percent, the largest one-year drop ever recorded in the hotel industry.

Under the combined impact of an already flagging economy and significant decline in travel following the terrorist attacks, Equity Inns not only held its own but significantly outperformed the industry and the company's peer REIT group in year-over-year RevPAR comparisons. Our strategy of owning and aggressively asset managing a conservatively leveraged hotel portfolio of geographic- and segment-diverse properties with leading midscale brands paid off well. Total return to Equity Inns' shareholders for the full year—dividends and stock price appreciation—was approximately 18 percent, compared to a total loss of 6.6 percent for hotel REIT stocks and an average loss of 10.9 percent for the S&P 500 in 2001.

Nonetheless, it was a very difficult year. Recurring funds from operations was $48.0 million, or $1.26 per share, on a 3.1 percent decline in RevPAR. Most disappointing was the difficult decision to suspend our dividend in the fourth quarter in light of the negative economic conditions.

But it was also a year of significant accomplishments that we believe will add to the long-term value of the company. All of the company's leases were converted to management contracts, the final 19 on January 1, 2002, a new opportunity created with the passage of the REIT Modernization Act. We converted the leases at no cost to Equity Inns, one of the few hotel REITs to do so. Five different management companies now operate our hotels under short-term contracts, which gives us optimum leverage and flexibility to obtain the highest possible returns on our portfolio.

By converting to management contracts, Equity Inns and its operators now are much more closely aligned in the joint pursuit of profit, where previously we often were in opposition. Perhaps the best example of the success of this new alignment was the 1.1 percentage point improvement in hotel operating margins achieved in the fourth quarter, perhaps the three most difficult months in hotel history. Working closely with our managers, we set aggressive goals to contain costs in a period of instability and rapidly declining occupancy. As a result, our RevPAR was down only half as much as the industry—8.2 percent, compared to a negative 16.0 percent industry-wide, according to Smith Travel Research.

We also signed a preferred vendor agreement with purchasing firm Glen Hatchett and Associates for bidding on Equity Inns' furniture, fixture and equipment contracts to renovate, upgrade or maintain our properties in peak operating condition. In exchange, Equity Inns received a $1.1 million fee, which added $0.03 to our FFO per share in 2001, and we have renewed our alliance with Glen Hatchett and Associates in 2002. We continue to seek arrangements with other companies that will allow Equity Inns to generate additional revenue and profit via a taxable REIT subsidiary.

Over the past four years, we invested more than $94 million to upgrade our hotels. We expect to invest approximately $10 million in 2002 to keep our properties competitive.

Our geographic and brand diversity also played a major role in our positive performance during this challenging period. About half of our portfolio is limited-service properties, whose results historically are much less volatile than other hotel segments. The fourth quarter was no exception to the rule as those properties, which generally are situated in 'drive-to' locations, were far less impacted by the aftermath of the terrorist attacks than hotels located in major urban centers where guests typically arrive by air. We believe our diverse portfolio is well positioned to take advantage of the expected rebound in the economy later this year.

We continue to maintain a conservatively leveraged balance sheet. In the fourth quarter, we negotiated an amendment to relax certain restrictions on our $125 million line of credit, which expires in October 2003. Our debt-to-cost of hotels remains a conservative 41.8 percent, and we benefited from generally lower interest rates with an average rate on our total debt of 7.9 percent in 2001 fourth quarter, compared to 8.6 percent the prior year.

We made no additions or deletions to our portfolio in 2001 and have no immediate plans to do so in 2002. Hotel real estate prices are expected to decline, and attractive buying opportunities may become available. Should we acquire, it most likely would be as a joint venture partner with other investors. However, it is far too early to provide any meaningful guidance in this area.

Looking into 2002, we are optimistic that the worst is behind us. Most economists predict an improving economy, especially in the second half of the year. We believe that our strong brands will enable our hotels to capture and retain greater market share. Concurrently, the outlook for new hotel construction, which has been declining since 1999, is expected to remain well below historic levels through 2002 and well into 2003.

Based on current estimates from our operators, we are forecasting flat RevPAR for 2002 and funds from operations within a range of $1.05 to $1.10 per share. We continue to seek additional ways to optimize profits at each of our hotels.

We resumed paying a dividend in the 2002 first quarter. We began conservatively and will increase the dividend in response to improving operating results as the hotel economy shows signs of recovery. We currently expect to pay a dividend of between $0.46 and $0.58 for the full year, which is within our historic payout range of approximately 80 percent to 90 percent of cash available for distribution, with an annualized rate by the end of 2002 ranging from $0.52 to $0.68.

Our tested and proven strategies have served us well during these turbulent times, and we intend to stay the course and continue to seek better ways to maximize shareholder returns. We believe that Equity Inns remains undervalued and a good long-term investment that can generate attractive returns. We will continue to focus on our core strategies and seek additional ways to enhance shareholder value in any economic climate.

Sincerely,



Phillip H. McNeill, Sr.
Chairman and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

X **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2001 Commission File Number 01-12073

EQUITY INNS, INC.
(Exact Name of Registrant as Specified in its Charter)

Tennessee	62-1550848
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

7700 Wolf River Boulevard, Germantown, Tennessee 38138
(Address of Registrant's Principal Executive Office) (Zip Code)

(901) 754-7774
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value
9½% Series A Cumulative Preferred Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Aggregate market value of voting stock and non-voting common stock held by nonaffiliates of the registrant as of March 5, 2002: $271,890,348.
Number of shares of Common Stock, $.01 par value, outstanding as of March 5, 2002: 36,897,990

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its 2002 Annual Meeting of Shareholders to be held May 9, 2002 (the "Proxy Statement") are incorporated by reference into Part III of this Report.

EQUITY INNS, INC
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2001

TABLE OF CONTENTS

PART I

		Page
Item 1.	Business	3
Item 2.	Properties	9
Item 3.	Legal Proceedings	11
Item 4.	Submission of Matters to a Vote of Security Holders	11

PART II

Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	11
Item 6.	Selected Financial Data	13
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	22
Item 8.	Financial Statements and Supplementary Data	23
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	48

Part III

Item 10.	Directors and Executive Officers of the Registrant	48
Item 11.	Executive Compensation	48
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	48
Item 13.	Certain Relationships and Related Transactions	48

PART IV

Item 14.	Exhibits, Financial Statements, Schedules, and Reports on Form 8-K	49

PART I

ITEM 1. BUSINESS

(a) General Development of Business

Equity Inns, Inc. (the "Company") is in the business of acquiring equity interests in hotel properties. The Company commenced operations in March 1994 and is a real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly-owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and, at December 31, 2001, owned an approximate 96.8% interest in the Partnership. The Company conducts its business through the Partnership and its subsidiaries.

(b) Narrative Description of Business

At December 31, 2001, the Partnership and its affiliates owned 96 hotel properties with a total of 12,284 rooms in 34 states (the "Hotels"). In order to qualify as a REIT, the Company and the Partnership cannot operate hotels. Effective January 1, 2001 (the "2001 Effective Date") under the federal REIT Modernization Act (the "RMA"), the Company and its affiliates (1) terminated or assigned all existing operating leases providing for payment of percentage rent (the "Percentage Leases") between the Company and certain affiliates of Interstate Hotels Corporation ("IHC") leasing 75 of the Hotels (the "Interstate Lessees") and (2) terminated related lease guaranties with Interstate Hotels, L.L.C. and Wyndham International, Inc. and (3) entered into new Percentage Leases with wholly-owned taxable REIT subsidiaries of the Company (the "TRS Lessees") for the lease of 77 hotels. The terms of the Percentage Leases with the TRS Lessees are substantially identical to the Percentage Leases terminated with the Interstate Lessees.

Through December 31, 2001, the Partnership and its affiliates continued to lease 19 AmeriSuites Hotels to wholly-owned subsidiaries (the "Prime Lessees") of Prime Hospitality Corporation ("Prime"), with all payments due under those Percentage Leases guaranteed by Prime. Effective as of January 1, 2002 (the "2002 Effective Date"), the Company and its affiliates terminated (1) the existing Percentage Leases between the Company and the Prime Lessees and (2) the related lease guarantees. The Company also entered into new Percentage Leases with its TRS Lessees for such 19 Hotels, on terms substantially identical to those of the terminated leases.

Under the RMA, the TRS Lessees are required to enter into management agreements with eligible independent contractors to manage the hotels. On the 2001 Effective Date, the TRS Lessees entered into new management agreements for the 77 Hotels as follows: Promus Hotels, Inc. ("Promus") for 20 Hotels; Crestline Hotels & Resorts, Inc. ("Crestline") for two Hotels; and Crossroads Hospitality Company, L.L.C., an IHC affiliate ("CHC") for 55 Hotels. On the 2002 Effective Date, the TRS Lessees entered into new management agreements for the 19 AmeriSuites Hotels with Prime's subsidiaries and one of the TRS Lessees also entered into a new management agreement with Waterford Hotel Group, Inc. ("Waterford") for the Company's hotel in Burlington, Vermont. Rents generated by the Percentage Leases with the TRS Lessees are eliminated in consolidation, while actual operating results of all of the Company's hotels leased by the TRS Lessees are included in the Company's financial statements. Therefore, the Company's consolidated results of operations with respect to the 77 hotels managed by Promus, Crestline and CHC from the 2001 Effective Date are not comparable to 2000 results.

The diversity of the Company's portfolio is such that, at December 31, 2001, no individual hotel exceeded 2.1% of the total rooms in the portfolio. The Company's geographical distribution and franchise diversity is illustrated by the following charts.

Franchise Diversity

Franchise Affiliation	# of Hotel Properties	# of Rooms/ Suites
Premium Limited Service Hotels:		
Hampton Inn	48	6,030
Hampton Inn & Suites	1	125
Holiday Inn Express	1	101
Comfort Inn	2	245
Sub-total	52	6,501
All-Suite Hotels:		
AmeriSuites	19	2,403
Premium Extended Stay Hotels:		
Residence Inn	11	1,351
Homewood Suites	9	1,295
Sub-total	20	2,646
Full Service Hotels:		
Holiday Inn	4	557
Comfort Inn	1	177
Sub-total	5	734
Total	96	12,284

Geographical Diversity

State	Number of Hotels	Number of Suites/Rooms	Percentage of Suites/Rooms
Alabama	3	382	3.1%
Arizona	4	495	4.0%
Arkansas	1	123	1.0%
Colorado	3	356	2.9%
Connecticut	3	405	3.3%
Florida	8	1,079	8.8%
Georgia	3	314	2.6%
Idaho	1	104	0.8%
Illinois	3	499	4.1%
Indiana	2	255	2.1%
Kansas	2	260	2.1%
Kentucky	1	119	1.0%
Louisiana	1	128	1.0%
Maryland	2	244	2.0%
Michigan	3	399	3.2%
Minnesota	2	248	2.0%
Missouri	2	242	2.0%
Nebraska	1	80	0.7%
Nevada	1	202	1.6%
New Jersey	3	424	3.5%
New Mexico	1	128	1.0%
New York	1	154	1.3%
North Carolina	5	614	5.0%
Ohio	6	736	6.0%
Oklahoma	1	135	1.1%
Oregon	1	168	1.4%
Pennsylvania	2	249	2.0%
South Carolina	3	404	3.3%
Tennessee	10	1,172	9.5%
Texas	8	1,105	9.0%
Vermont	2	200	1.6%
Virginia	2	245	2.0%
Washington	1	161	1.3%
West Virginia	4	455	3.7%
	96	12,284	100.0%

GROWTH STRATEGY

The Company's business objectives are to increase funds from operations and enhance shareholder value primarily through (i) aggressive asset management and the strategic investment of capital in its diversified hotel portfolio, (ii) selectively acquiring hotels that have been underperforming due to the lack of sufficient capital improvements, poor management or franchise affiliation, and (iii) selectively disposing of hotels that have reached their earnings potential or may, in management's judgment, suffer adverse changes in their local market, or require large capital outlays. Currently, the Company's acquisition and growth strategy has been curtailed due to various factors, including the difficulty in obtaining equity financing on terms deemed appropriate by management.

EMPLOYEES

At March 1, 2002, the Company employed, through a wholly-owned subsidiary, 15 employees.

COMPETITION

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of the Hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, average daily rate ("ADR") and Revenue Per Available Room ("REVPAR") of the Hotels or at hotel properties acquired in the future. The Company believes that brand recognition, location, the quality of the hotel, consistency of services provided, and price are the principal competitive factors affecting the Company's hotels.

FRANCHISE AGREEMENTS

A part of the Company's asset management program is the licensing of all its Hotels under nationally franchised brands. The Company believes that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. The Company believes that franchised properties generally have higher levels of occupancy and ADR than properties which are unfranchised due to access to national reservation systems and advertising and marketing programs provided by franchisors.

The Partnership is also committed to franchisors to make certain capital improvements to hotel properties, which will be funded from borrowings or working capital. The Partnership made capital improvements of approximately $22.2 million to its hotel properties in 2001, including approximately $10.3 million in renovations required by franchisors. In 2002, the Partnership expects to fund approximately $10.0 million of capital improvements for the Hotels.

SEASONALITY

The Hotels' operations historically have been seasonal in nature, generally reflecting higher occupancy rates during the second and third quarters. This seasonality can be expected to cause fluctuations in the Company's quarterly results of operations.

TAX STATUS

The Company intends to operate so as to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As long as the Company qualifies for taxation as a REIT, with certain exceptions, the Company will not be taxed at the corporate level on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it distribute annually at least 90% of its taxable income. Failure to qualify as a REIT will render the Company subject to tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the shareholders in any such year will not be deductible by the Company. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property. In connection with the Company's election to be taxed as a REIT, the Company's Charter imposes certain restrictions on the transfer of shares of Common Stock. The Company has adopted the calendar year as its taxable year.

The RMA, which generally took effect on January 1, 2001, includes several REIT provisions (the "REIT Provisions") which revised extensively the existing tax rules applicable to taxable REIT subsidiaries ("TRSs"). Under the REIT Provisions, the Company is allowed to own all of the stock in TRSs. In addition, a TRS is allowed to perform "non-customary" services for hotel guests and is permitted to enter into many new businesses. However, a TRS is not allowed to manage hotels. Each TRS is required to enter into management contracts for the Company's hotels with independent third party management companies. The use of TRSs, however, is subject to certain restrictions, including the following:

- no more than 20% of the REIT's assets may consist of securities of its TRSs;
- the tax deductibility of interest paid or accrued by a TRS to its affiliated REIT is limited; and
- a 100% excise tax is imposed on non-arm's length transactions between a TRS and its affiliated REIT or the REIT's tenants.

As a result of the opportunities offered by the RMA, the Company has terminated or assigned the Percentage Leases with the Interstate and Prime Lessees and entered into new Percentage Leases with the TRS Lessees for all the Hotels. On the 2001 Effective Date, the TRS Lessees entered into new management agreements with CHC (for 55 Hotels), Promus (for 20 Hotels) and Crestline (for two Hotels). On the 2002 Effective Date, the TRS Lessees entered into new management agreements with Prime's subsidiaries for 19 Hotels and with Waterford for the Company's hotel in Burlington, Vermont.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words, "believes", "anticipates", "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should specifically consider the various factors identified, or incorporated by reference in this report, including the Company's Current Report on Form 8-K filed on March 25, 2002 and in any other documents filed by the Company with the Securities and Exchange Commission that could cause actual results to differ. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

ENVIRONMENTAL MATTERS

In connection with the Partnership's acquisition of the Hotels, Phase I environmental site assessments ("ESAs") were obtained on all of the Hotels. The Phase I ESAs included historical review of the Hotels, reviews of certain public records, preliminary investigations of the sites and surrounding properties, screenings for hazardous and toxic substances and underground storage tanks, and the preparation and issuance of a written report. The Phase I ESAs did not include invasive procedures to detect contaminants from former operations on the Hotels or migrating from neighbors or caused by third parties. The Phase I ESAs have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or material environmental issues.

EXECUTIVE OFFICERS OF THE COMPANY

The Company's executive officers, listed below, serve in their respective capacities for approximate one year terms and are subject to re-election annually by the Board of Directors, normally in May of each year.

NAME	POSITION
Phillip H. McNeill, Sr.	Chairman of the Board, Chief Executive Officer and Director
Howard A. Silver	President, Chief Operating Officer and Director
Donald H. Dempsey	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Director
Phillip H. McNeill, Jr.	Executive Vice President of Development
J. Ronald Cooper	Vice President, Assistant Secretary, Assistant Treasurer and Controller

Certain biographical information required under this section for Messrs. McNeill, Sr., Silver and Dempsey, as directors and executive officers of the Company, is incorporated by reference from the section entitled "The Election of Directors" in the Proxy Statement.

Phillip H. McNeill, Jr. (age 40) is Executive Vice President of Development of the Company. From 1994 to 1996, he served as President of Trust Leasing, Inc., formerly McNeill Hotel Co., Inc., the Company's former lessee (the "Former Lessee"), and from 1984 to 1996 served as Vice President of Trust Management, Inc., formerly McNeill Hospitality Corporation, which was an affiliate of the Former Lessee. Mr. McNeill is the son of Phillip H. McNeill, Sr. and holds a B.B.A. from the University of Memphis and is a graduate of the Northwestern School of Mortgage Banking.

J. Ronald Cooper (age 53) is Vice President, Assistant Secretary, Assistant Treasurer and Controller of the Company. From 1994 to 1996, he was Controller and Director of Financial Reporting for the Former Lessee and joined the Former Lessee in October 1994. Mr. Cooper has been a certified public accountant since 1972. From 1978 until joining the Former Lessee, Mr. Cooper was employed as Secretary, Treasurer and Controller of Wall Street Deli, Inc., a publicly-owned delicatessen company. Prior to that, Mr. Cooper was a certified public accountant with the national accounting firm of Coopers & Lybrand L.L.P. from 1970 to 1976. Mr. Cooper holds a B.S. degree in accounting from Murray State University.

ITEM 2. PROPERTIES

The following table sets forth certain information for the year ended December 31, 2001 with respect to the Hotels owned by the Company for such period:

			Year Ended December 31, 2001				
	Date Opened	Number Of Rooms	Room Revenue(1)	Hotel Net Operating Income (1)	Occupancy	Average Daily Rate	Revenue Per Available Room (3)
Hotels operated under management contracts:							
Hampton Inn:							
Albany, New York	1986	154	$ 3,784	$ 1,823	69.3%	$97.14	$67.32
Ann Arbor, Michigan	1986	150	2,903	1,307	66.9%	$79.74	$53.38
Atlanta (Northlake), Georgia	1988	130	1,685	461	56.8%	$63.01	$35.79
Austin, Texas	1987	122	2,144	913	63.5%	$76.38	$48.54
Baltimore (Glen Burnie), Maryland	1989	116	2,674	1,188	74.3%	$85.80	$63.71
Beckley, West Virginia	1992	108	2,107	1,019	78.7%	$67.90	$53.44
Birmingham (Mountain Brook), Alabama	1987	131	2,130	869	65.7%	$68.37	$44.89
Birmingham (Vestavia), Alabama	1986	123	1,703	501	62.4%	$60.75	$37.94
Chapel Hill, North Carolina	1986	122	1,953	749	59.8%	$73.29	$43.86
Charleston, South Carolina	1985	125	1,655	518	61.4%	$59.10	$36.27
Chattanooga, Tennessee	1988	168	2,625	834	69.6%	$61.84	$43.06
Chicago (Gurnee), Illinois	1988	134	2,016	763	57.0%	$72.33	$41.22
Chicago (Naperville), Illinois	1987	130	2,603	1,324	72.4%	$76.96	$55.71
Cleveland, Ohio	1987	123	1,860	798	61.2%	$67.70	$41.44
College Station, Texas	1986	135	2,282	1,014	68.9%	$67.67	$46.65
Colorado Springs, Colorado	1985	128	1,567	510	45.5%	$73.65	$33.54
Columbia, South Carolina	1985	121	1,555	469	55.9%	$63.23	$35.34
Columbus, Georgia	1986	119	1,878	796	67.2%	$64.91	$43.61
Columbus (Dublin), Ohio	1988	123	2,082	920	60.7%	$76.36	$46.37
Dallas (Addison), Texas	1985	160	1,977	645	49.6%	$68.72	$34.07
Dallas (Richardson), Texas	1987	130	2,018	799	58.0%	$73.27	$42.52
Denver (Aurora), Colorado	1985	132	1,634	498	53.8%	$63.48	$34.18
Detroit (Madison Heights), Michigan	1987	124	2,511	1,278	69.1%	$80.29	$55.47
Detroit (Northfield), Michigan	1989	125	2,679	1,283	65.7%	$89.41	$58.72
Fayetteville, North Carolina	1986	122	1,283	351	49.8%	$57.86	$28.82
Ft. Worth, Texas	1987	125	1,425	402	53.3%	$58.61	$31.24
Gastonia, North Carolina	1989	109	1,553	583	60.5%	$64.51	$39.05
Indianapolis, Indiana	1987	129	2,223	1,002	66.6%	$70.89	$47.20
Jacksonville, Florida	1986	122	1,792	549	64.4%	$62.62	$40.34
Kansas City (Overland Park), Kansas	1991	134	2,356	970	65.3%	$73.79	$48.16
Kansas City, Missouri	1987	120	2,133	802	63.8%	$76.37	$48.69
Knoxville, Tennessee	1991	118	1,745	588	65.4%	$61.93	$40.50
Little Rock (North), Arkansas	1985	123	1,286	233	51.5%	$55.63	$28.64
Louisville, Kentucky	1986	119	1,759	708	61.8%	$66.10	$40.84
Memphis (Poplar), Tennessee	1985	126	2,451	1,072	70.2%	$76.74	$53.87
Memphis (Sycamore View), Tennessee	1984	117	1,346	321	55.9%	$56.93	$31.80
Meriden, Connecticut	1988	125	2,340	1,105	61.2%	$84.48	$51.71
Milford, Connecticut	1986	148	2,995	1,378	66.8%	$82.99	$55.43
Morgantown, West Virginia	1991	108	2,128	1,061	69.2%	$78.06	$53.99
Nashville (Briley Parkway), Tennessee	1987	120	2,152	849	68.1%	$72.52	$49.36
Norfolk, Virginia	1990	119	1,911	819	66.4%	$66.28	$43.99
Pickwick, Tennessee	1994	50	653	93	52.3%	$68.39	$35.79
San Antonio (Bowie), Texas	1995	169	3,676	1,925	66.8%	$89.17	$59.59
Sarasota, Florida	1987	97	1,013	49	43.4%	$66.00	$28.61
Scottsdale, Arizona	1996	126	1,868	816	48.5%	$83.67	$40.61

Year Ended December 31, 2001

	Date Opened	Number Of Rooms	Room Revenue(1)	Hotel Net Operating Income (1)	Occupancy	Average Daily Rate	Revenue Per Available Room (3)
Hampton Inn (Continued):							
Scranton, Pennsylvania	1994	129	2,570	1,116	72.1%	$75.71	$54.58
State College, Pennsylvania	1987	120	2,173	1,028	61.2%	$81.04	$49.61
St. Louis (Westport), Missouri	1987	122	2,012	753	63.9%	$70.72	$45.18
Hampton Inn & Suites:							
Memphis (Bartlett), Tennessee	1998	125	2,362	900	73.0%	$70.95	$51.76
Comfort Inn:							
Dallas (Arlington), Texas	1985	141	1,283	300	45.8%	$54.42	$24.93
Jacksonville Beach, Florida	1973	177	4,114	1,711	71.9%	$88.51	$63.68
Rutland, Vermont	1985	104	1,797	785	64.3%	$73.60	$47.35
Residence Inn:							
Boise, Idaho	1986	104	2,780	1,229	84.1%	$87.07	$73.24
Burlington, Vermont	1988	96	1,861	582	60.2%	$88.16	$53.11
Colorado Springs, Colorado	1984	96	2,327	973	78.6%	$84.52	$66.40
Minneapolis (Eagan), Minnesota	1988	120	2,988	1,477	78.9%	$86.44	$68.22
Oklahoma City, Oklahoma	1982	135	2,873	1,177	75.7%	$77.01	$58.30
Omaha, Nebraska	1981	80	2,039	790	80.0%	$87.28	$69.82
Portland, Oregon	1990	168	4,147	2,158	66.8%	$101.26	$67.64
Princeton, New Jersey	1988	208	6,457	3,610	72.2%	$117.78	$85.05
Somers Point, New Jersey	1988	120	3,795	1,716	78.6%	$110.27	$86.64
Tinton Falls, New Jersey	1988	96	3,636	1,946	83.7%	$124.03	$103.76
Tucson, Arizona	1985	128	3,142	1,432	81.7%	$82.27	$67.25
Holiday Inn:							
Bluefield, West Virginia	1980	120	1,897	741	64.1%	$67.61	$43.32
Charleston (Mt. Pleasant), South Carolina	1988	158	1,953	82	42.9%	$78.91	$33.86
Oak Hill, West Virginia	1983	119	1,247	303	45.8%	$62.71	$28.70
Wilkesboro, North Carolina	1985	101	1,453	612	62.0%	$64.20	$39.80
Winston-Salem, North Carolina	1969	160	1,630	198	46.4%	$60.53	$28.09
Homewood Suites:							
Augusta, Georgia	1997	65	1,648	735	75.2%	$92.29	$69.45
Chicago, Illinois	1999	235	8,489	3,422	75.8%	$131.62	$99.81
Cincinnati (Sharonville), Ohio	1990	111	2,019	781	60.9%	$81.83	$49.83
Hartford, Connecticut	1990	132	4,086	1,985	71.1%	$119.35	$84.80
Memphis (Germantown), Tennessee	1996	92	1,940	650	69.0%	$83.76	$57.76
Orlando, Florida	1999	252	6,162	2,443	78.7%	$85.10	$66.99
Phoenix, Arizona	1996	124	3,453	1,630	74.9%	$101.93	$76.30
San Antonio, Texas	1996	123	2,920	1,199	77.2%	$84.30	$65.05
Seattle, Washington	1998	161	4,963	2,588	72.7%	$116.19	$84.46

	Date Opened	Number Of Rooms	Room Revenue(1)	Lease Payment (1)(2)	Occupancy	Average Daily Rate	Revenue Per Available Room (3)
Hotels operated under Percentage Leases:							
AmeriSuites:							
Albuquerque, New Mexico	1997	128	2,606	1,341	83.5%	$66.76	$55.78
Baltimore, Maryland	1996	128	3,386	1,798	79.6%	$90.99	$72.47
Baton Rouge, Louisiana	1997	128	2,211	1,144	63.1%	$75.07	$47.33
Birmingham, Alabama	1997	128	2,167	1,002	62.5%	$74.25	$46.38

	Date Opened	Number Of Rooms	Room Revenue(1)	Lease Payment (1)(2)	Occupancy	Average Daily Rate	Revenue Per Available Room (3)
	Year Ended December 31, 2001						
AmeriSuites (Continued):							
Cincinnati (Blue Ash), Ohio	1990	127	1,277	837	42.9%	$64.17	$27.55
Cincinnati (Forest Park), Ohio	1992	126	1,765	744	51.3%	$74.76	$38.39
Columbus, Ohio	1994	126	2,367	1,061	69.1%	$74.52	$51.48
Flagstaff, Arizona	1993	117	1,793	735	66.1%	$63.50	$41.99
Indianapolis, Indiana	1992	126	2,283	1,085	60.2%	$82.49	$49.63
Jacksonville, Florida	1996	112	1,652	714	62.9%	$64.19	$40.40
Las Vegas, Nevada	1998	202	4,659	2,398	78.1%	$80.94	$63.19
Kansas City (Overland Park), Kansas	1994	126	2,222	1,299	61.3%	$78.82	$48.30
Memphis (Wolfchase), Tennessee	1996	128	2,000	991	58.5%	$73.15	$42.81
Miami, Florida	1996	126	2,965	1,628	84.5%	$76.32	$64.47
Miami (Kendall), Florida	1996	67	2,147	1,297	83.5%	$105.16	$87.78
Minneapolis, Minnesota	1997	128	2,769	1,345	74.3%	$79.76	$59.27
Nashville, Tennessee	1997	128	2,134	1,123	63.4%	$72.02	$45.68
Richmond, Virginia	1992	126	1,816	1,208	59.3%	$66.55	$39.50
Tampa, Florida	1994	126	3,220	1,796	75.2%	$93.16	$70.06
Consolidated Totals/Weighted Average for all Hotels		12,284	$233,768		65.50%	$79.79	$52.23

(1) Amounts in thousands.

(2) Represents lease payments calculated by applying the rent provisions in the Percentage Leases to the room revenues of the hotels.

(3) Determined by multiplying occupancy times the ADR.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor the Partnership currently is involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against the Company or the Partnership.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of 2001, through the solicitation of proxies or otherwise.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Company's common stock, $.01 par value (the "Common Stock") is traded on the New York Stock Exchange (the "NYSE") under the symbol "ENN." The following table sets forth for the indicated periods the high and low closing prices for the Common Stock as traded through the facilities of the NYSE and the cash distributions declared per share:

	Price Range High	Low	Distributions Declared Per Share	Record Date
Year Ended December 31, 2000:				
First Quarter	$7-1/16	$6-5/16	$0.31	March 31, 2000
Second Quarter	$7	$6-1/8	$0.25	June 30, 2000
Third Quarter	$6-15/16	$6-1/8	$0.25	September 30, 2000
Fourth Quarter	$6-13/16	$5-1/2	$0.25	December 29, 2000
Year Ended December 31, 2001:				
First Quarter	$8.22	$6.31	$0.25	March 31, 2001
Second Quarter	$9.87	$6.55	$0.25	June 29, 3001
Third Quarter	$9.85	$6.01	$0.25	September 28, 2001
Fourth Quarter	$8.72	$6.61	$0.00	N/A

(b) Stockholder Information

On March 5, 2002, there were 868 record holders of the Company's Common Stock, including shares held in "street name" by nominees who are record holders, and approximately 21,500 beneficial owners.

(c) Distributions

The Company has adopted a policy of paying regular quarterly distributions on its Common Stock, and cash distributions have been paid on the Company's Common Stock each quarter since its inception, through the third quarter of 2001. Due to the economic impact of the events of September 11, 2001 on the lodging industry, the Company did not declare or pay a dividend for the fourth quarter of 2001. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial purposes primarily due to the difference for federal tax purposes in the estimated lives used to compute depreciation.

The Company expects to pay future quarterly dividends, beginning in the first quarter of 2002. The amount of future dividends will be based upon operating results, economic conditions, capital expenditure requirements and leverage restrictions imposed by the Company's line of credit. Future distributions paid by the Company will be at its Board of Directors' sole discretion and will depend on the Company's actual cash flow, its financial condition, capital requirements, the Code's REIT annual distribution requirements and other relevant factors.

A portion of the distribution to shareholders is expected to represent a return of capital for federal income tax purposes which generally will not be subject to federal income tax under current law. The Company's distributions made in 2001 and 2000 are considered to be approximately 21% and 54% return of capital, respectively, for federal income tax purposes.

(d) Recent Sales of Unregistered Securities

The Company has no such transactions to report for the year ended December 31, 2001.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for the Company that has been derived from the financial statements of the Company and the notes thereto. Such data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto.

EQUITY INNS, INC
SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Operating Data:					
Revenue (2)	$226,060	$116,810	$117,294	$107,436	$71,095
Net income	10,164	16,340	29,316	31,595	23,543
Preferred stock dividends	6,531	6,531	6,531	3,374	
Net income applicable to common shareholders	3,633	9,809	22,785	28,221	23,543
Income before extraordinary item per common share	.10	.27	.61	.78	.88
Net income per common share, basic and diluted	.10	.27	.61	.78	.82
Distributions declared per common share and Unit	.75	1.06	1.24	1.24	1.14
Weighted average number of common shares and Units outstanding-diluted	38,036	37,960	38,570	38,001	29,963
Balance Sheet Data:					
Investments in hotel properties, net	$751,891	$772,411	$814,537	$790,132	$617,072
Total assets	778,079	801,743	832,119	807,023	635,525
Debt	384,166	383,403	381,175	331,394	233,206
Minority interest in Partnership	9,512	10,370	12,008	19,070	19,035
Shareholders' Equity	358,164	383,786	412,252	431,264	360,172
Cash Flow Data:					
Cash flows provided by operating activities	68,568	58,010	71,515	69,386	50,402
Cash flows used in investing activities	(20,925)	(2,201)	(61,899)	(193,539)	(314,089)
Cash flows provided by (used in) financing activities	(44,077)	(55,377)	(9,655)	124,363	263,748
Other Data:					
Funds from operations (1)	$44,646	$53,729	$61,180	$64,985	$45,748

(1) Represents Funds from Operations ("FFO") of the Company on a consolidated basis. The Company generally considers FFO to be an appropriate measure of the performance of an equity REIT. In accordance with the resolution adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation, and after adjustment for unconsolidated partnerships and joint ventures. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. FFO should not be considered an alternative to net income or other measurements under

generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments with respect to indebtedness on the hotels.

(2) During 2000, the Company's revenue was primarily rental income from the Interstate Lessees and the Prime Lessees. As a result of the termination of the Interstate leases, beginning in 2001, the Company's consolidated results of operations reflect hotel-level revenues and operating costs and expenses for 75 hotels previously leased to the Interstate Lessees and two additional hotels previously operated under management contracts.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company

Equity Inns, Inc. (the "Company") is a self-advised hotel real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly-owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at December 31, 2001 owned an approximate 96.8% interest in the Partnership.

At December 31, 2001, the Partnership and its affiliates owned 96 hotel properties with a total of 12,284 rooms in 34 states (the "Hotels"). In order to qualify as a REIT, the Company and the Partnership cannot operate hotels. Effective January 1, 2001 (the "2001 Effective Date") under the federal REIT Modernization Act (the "RMA"), the Company and its affiliates (1) terminated or assigned all existing operating leases providing for payment of percentage rent (the "Percentage Leases") between the Company and certain affiliates of Interstate Hotels Corporation ("IHC") leasing 75 of the Hotels (the "Interstate Lessees") and (2) terminated related lease guaranties with Interstate Hotels, L.L.C. and Wyndham International, Inc. and (3) entered into new Percentage Leases with wholly-owned taxable REIT subsidiaries of the Company (the "TRS Lessees") for the lease of 77 hotels. The terms of the Percentage Leases with the TRS Lessees are substantially identical to the Percentage Leases terminated with the Interstate Lessees.

Through December 31, 2001, the Partnership and its affiliates continued to lease 19 AmeriSuites Hotels to wholly-owned subsidiaries (the "Prime Lessees") of Prime Hospitality Corporation ("Prime"), with all payments due under those Percentage Leases guaranteed by Prime. Effective as of January 1, 2002 (the "2002 Effective Date"), the Company and its affiliates terminated (1) the existing Percentage Leases between the Company and the Prime Lessees and (2) the related lease guarantees. The Company also entered into new Percentage Leases with its TRS Lessees for such 19 Hotels, on terms substantially identical to those of the terminated leases.

Under the RMA, the TRS Lessees are required to enter into management agreements with eligible independent contractors to manage the hotels. On the 2001 Effective Date, the TRS Lessees entered into new management agreements for the 77 Hotels as follows: Promus Hotels, Inc. ("Promus") for 20 Hotels; Crestline Hotels & Resorts, Inc. ("Crestline") for two Hotels; and Crossroads Hospitality Company, L.L.C., an IHC affiliate ("CHC") for 55 Hotels. On the 2002 Effective Date, the TRS Lessees entered into new management agreements for the 19 AmeriSuites Hotels with Prime's subsidiaries and one of the TRS Lessees also entered into a new management agreement with Waterford Hotel Group, Inc. ("Waterford") for the Company's hotel in Burlington, Vermont. Rents generated by the Percentage Leases with the TRS Lessees are eliminated in consolidation, while actual operating results of all of the Company's hotels leased by the TRS Lessees are included in the Company's financial statements. Therefore, the Company's consolidated results of operations with respect to the 77 hotels managed by Promus, Crestline and CHC from the 2001 Effective Date are not comparable to 2000 results.

Recent Developments

Since its inception, the Company has taken steps to position itself for growth and stability. Several changes have occurred since December 31, 2000 which add significantly to these efforts. These events are as follows:

Interest Rate Swaps

On January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional principal amount of $50 million. The agreement effectively fixes the interest rate on floating rate debt at a rate of 6.4275%, plus 1.5%, 1.75%, 2.0%, 2.25%, 2.5% or 2.75% as determined by the Company's percentage of total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the loan agreement for the Line of Credit (the "Percentage"). The swap agreement will expire in October 2003.

Debt Covenant Modifications

In December 2001, the Company negotiated an amendment to its $125 million secured line of credit (the "Line of Credit"). The amendment modifies certain of the financial covenants contained in the Line of Credit and is effective beginning in the fourth quarter of 2001 through the fourth quarter of 2002. The Line of Credit expires in October 2003.

Action Taken as a Result of RMA Legislation

The Company terminated or assigned all 75 of its Percentage Leases with the Interstate Lessees effective January 1, 2001. Effective January 1, 2002, the Company terminated the remaining 19 leases with the Prime Lessees. No remuneration was exchanged for the termination of the leases. This action was precipitated by the recent enactment of the RMA, which enables REITs such as the Company to gain greater control of their properties by establishing taxable subsidiaries to function as lessees, with hotel management provided by independent companies.

Results of Operations

During 2000, the Company's revenue was primarily rental income from the Interstate Lessees and the Prime Lessees. As a result of the termination of the Interstate leases, beginning in 2001, the Company's consolidated results of operations reflect hotel-level revenues and operating costs and expenses for 75 hotels previously leased to the Interstate Lessees and two additional hotels previously operated under management contracts. In order to provide a clearer understanding and comparability of the Company's results of operations, in addition to the discussion of the historical results, the Company has presented an unaudited recap of Percentage Lease revenue which compares the historical results related to Percentage Lease revenue for the years ended December 31, 2000 and 2001. The Company has also presented the pro forma condensed consolidated operating results of 77 hotels not subject to third party leases for the years ended December 31, 2000 and 2001. The pro forma recap of operating results of the 77 hotels not subject to third party leases for the year ended December 31, 2000 reflects the termination of the Interstate leases as if it occurred on January 1, 2000, and a discussion of the results thereof compared to the Company's historical results for the year ended December 31, 2001.

Because of the significant changes to the Company's structure as a result of the termination of the Interstate leases effective January 1, 2001, management believes that a discussion of the Company's 2001 historical results compared to its 2000 actual results for the properties subject to the Prime Leases (see "Recap of Percentage Lease Revenue") and pro forma results for the 77 hotels not subject to third party leases (see "Recap of Operating Results of 77 Hotels Not Subject to Third Party Leases") is meaningful and relevant to an investor's understanding of the Company's present and future operations. The 2000 pro forma adjustments to reflect the termination of the

Interstate leases are as follows:

- record hotel-level revenues and expenses and eliminate historical percentage lease revenue with respect to the 77 properties;
- record the minority interest effect related to the outside ownership in the Partnership;
- reverse the recording in operations of the deferred lease revenue as a result of the termination of the Interstate leases; and
- record the tax provision attributable to the income of the TRS Lessees at an effective tax rate of 38%.

The pro forma financial information does not purport to represent what the Company's results of operations or financial condition would actually have been if the transactions had in fact occurred at the beginning of 2000 or to project the Company's results of operations or financial condition for any future period. The pro forma financial information is based upon available information and upon assumptions and estimates that management believes are reasonable under the circumstances.

The following tables separately set forth a comparison of both the Company's hotels leased to the Prime Lessees and the hotels leased to the TRS Lessees.

Recap of Percentage Lease Revenue
(in thousands)

	For the Years Ended December 31,	
	2001	2000
Percentage rents collected or due from Prime Lessee	$23,545	$24,992
Recognition of deferred lease revenue from termination of Interstate leases	1,386	
Percentage Lease Revenue	$24,931	$24,992

Recap of Hotel Revenue and Operating Expenses of 77 Hotels Not Subject to Third Party Leases
(in thousands)

	For the Years Ended December 31,	
	2001	Pro Forma 2000
Hotel revenue	$199,009	$204,146
Hotel operating expenses, including management fees	(121,467)	(120,031)

Comparison of the Company's operating results for the year ended December 31, 2001 with the year ended December 31, 2000

The decrease in lease revenue from the 19 hotels leased to the Prime Lessees is due primarily to a decrease in revenue per available room ("REVPAR") of 7.4% over the comparable period in 2000. The decrease in hotel revenues from the 77 hotels not subject to third party leases is due to a 2.0% decrease in REVPAR. On a same store and comparable basis, REVPAR for all hotels owned by the Company throughout both periods decreased by 3.1% from $54.00 to $52.23. The effect of the weakened national economy and the dramatic national events that occurred on September 11, 2001 had a material effect on the Company's REVPAR, particularly in the fourth quarter, where REVPAR decreased by 8.2%.

Other income increased by $1.1 million over the comparable period in 2000. The Company entered into an agreement with one of its furniture and equipment contractors to form a joint venture for the purpose of engaging in the sale of furniture and equipment to third parties. The Company provided certain management services to its joint venture partner in 2001 and was compensated $1.1 million for such services.

Hotel operating expenses, on a pro forma basis, increased by $1.4 million. This increase in expenses for the period is due primarily to increases in sales and marketing expenses.

On a historical basis, total revenue and total expenses increased $109.2 million and $122.5 million, respectively in 2001 over 2000 as a result of reporting hotel operating revenues and expenses in 2001 compared to reporting percentage lease revenue in 2000 as a result of the aforementioned termination of the Interstate leases on January 1, 2001.

Real estate and personal property taxes decreased approximately $1.4 million over the comparable period in 2000 due to successful settlement of several appeals on 2000 taxes, resulting in significant refunds of taxes paid in 2000.

Depreciation and amortization increased to $41.3 million in 2001 from $40.5 million in 2000, due primarily to capitalized renovation costs at certain hotels.

Interest expense decreased to $31.0 million from $32.3 million in 2000 due primarily to a decrease in weighted average interest rates from 8.44% to 8.14% in 2001.

Amortization of loan costs increased to $2.0 million from $1.7 million in 2000, reflecting a full year's amortization of costs associated with the refinancing of a significant amount of the Company's variable rate debt with fixed rate debt in late 2000.

General and administration expenses decreased by approximately $300,000 over the comparable period in 2000. This decrease is primarily attributable to a decrease in legal and professional fees as compared to 2000 which were incurred in the conversion of the Company's leases to management contracts and to the establishment of taxable REIT subsidiaries to serve as Lessees.

An impairment of long-lived assets of $550,000 was recorded in 2001 as the Company made the decision to abandon a project to construct a hotel on an undeveloped parcel of land in Salt Lake City, Utah and consequently, recorded an impairment charge to write the land down to its estimated net realizable value at December 31, 2001.

An allowance for doubtful accounts was established against the Company's notes receivable from Hudson Hotels Properties Corporation and Rosemont Hospitality Group, L.L.C. in the amount of $3.3 million based on the Company's current evaluation of the creditworthiness of these parties. The allowance established has fully reserved for the notes as of December 31, 2001.

Effective January 1, 2001 the Company leases its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. In years ending before January 1, 2001, the Company was not subject to federal and state income tax because of its REIT status. Consequently, the Company recorded a deferred federal income tax benefit in 2001 in the amount of $3.5 million which is comprised of net operating loss carryforwards generated by the Company's taxable REIT subsidiaries.

Net income applicable to common shareholders for 2001 was $3.6 million or $0.10 per share, compared to $9.8 million or $0.27 per share for 2000.

Comparison of the Company's operating results for the year ended December 31, 2000 with the year ended December 31, 1999

For the year ended December 31, 2000, the Company had total revenue of $116.8 million, consisting substantially of Percentage Lease revenue. This compares with total revenue of $117.3 million for the year ended December 31, 1999.

Decreases in revenue from hotel operations for the year ended December 31, 2000 as compared to 1999 are due to the recognition in 1999 of $2 million in percentage revenue applicable to the amendment of the Company's leases with the Interstate Lessees, partially offset by (i) a .9% increase in REVPAR for comparable hotels and (ii) a full year of operations in 2000 of two hotels acquired in 1999.

Real estate and personal property taxes increased over the comparable period in 1999 due primarily to taxes on two large extended stay hotels purchased in mid-1999 that were not assessed at full value until 2000.

Depreciation and amortization increased to $40.5 million from $38.9 million over the comparable period in 1999 due primarily to capitalized renovation costs at certain hotels.

Interest expense increased to $32.3 million from $27.9 million in 1999 due to (i) an increase in the Company's weighted average outstanding debt to $379.9 million from $362.4 million in 1999 and (ii) an increase in weighted average interest rates to 8.44% from 7.74% in 1999. The increase in borrowings is due primarily to costs incurred as a result of refinancing a major portion of the Company's debt during the year.

Amortization of loan costs increased to $1.7 million from $1.2 million in 1999 as a result of refinancing a significant amount of the Company's variable rate debt with fixed rate debt.

General and administration expenses increased to $5.6 million, an increase of $571,000 over 1999. This increase is primarily attributable to legal and professional fees incurred in the conversion of the Company's leases to management contracts and the establishment of the TRS Lessees.

Net income applicable to common shareholders for 2000 was $9.8 million or $0.27 per share, compared to $22.8 million or $0.61 per share for 1999.

Liquidity and Capital Resources

The Company's principal source of cash to meet its cash requirements, including distributions to its shareholders, is its cash distributions from the Partnership. At December 31, 2001, the Partnership's principal source of revenue was a combination of lease payments from the hotels leased by the Prime Lessees and net operating income from the 77 hotels leased by the TRS Lessees, and the Company's liquidity, including its ability to make distributions to shareholders, was dependent upon the Prime Lessees' ability to make payments under the Percentage Leases and upon the cash flow from the 77 hotels leased by the TRS Lessees. Effective January 1, 2001, the Company's liquidity and ability to make distributions to its shareholders will be dependent upon the cash flows from the TRS Lessees.

Cash and cash equivalents were $4,359,000 at December 31, 2001, compared to $793,000 at December 31, 2000. Excess cash balances are used to reduce the Company's outstanding debt. For the year ended December 31, 2001, cash flow provided by operating activities was $68.6 million.

The Company may make additional investments in hotel properties and may incur, or cause the Partnership to incur, indebtedness to make such investments or to meet distribution requirements imposed on a REIT under the Internal Revenue Code of 1986 (the "Code") to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. The Company's Board of Directors has adopted a policy limiting aggregate indebtedness to 45% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness. This policy may be amended at any time by the Board of Directors without shareholder vote. The Company's consolidated indebtedness was 41.8% of its investments in hotels, at cost, at December 31, 2001.

At December 31, 2001, the Company's consolidated debt was $384.2 million, comprised of $70.9 million of Commercial Mortgage Bonds and $211.3 million of non-recourse mortgage debt. In addition, the Company had $102 million outstanding under the Line of Credit. The Line of Credit has a borrowing capacity of $125 million and is due in November 2003. The weighted average interest rate incurred by the Company in 2001 was 8.14%. Maturities under the Company's debt in 2002 are approximately $5.1 million.

On January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional principal amount of $50 million. The agreement effectively fixes the interest rate on floating rate debt at a rate of 6.4275% plus 1.50%, 1.75%, 2.00%, 2.25%, 2.50% or 2.75% as determined by the Percentage. The swap agreement will expire in November 2003.

During 2001, the Company invested $22.2 million, including $10.3 million for renovations required by franchisors, to fund capital improvements to its hotels, including replacement of carpets, drapes, renovation of common areas and improvements of hotel exteriors. In addition, the Company expects to fund approximately $10.0 million in 2002 for capital improvements.

The Company intends to fund such improvements out of future cash from operations, present cash balances and borrowings under the Line of Credit. Under certain of its loan covenants, the Partnership is obligated to fund 4% of room revenues per quarter on a cumulative basis, to a separate room renovation account for the ongoing replacement or refurbishment of furniture, fixtures and equipment at the Hotels. For the years ended December 31, 2001 and 2000, the amounts expended exceeded the amounts required under the loan covenants.

The Company has elected to be treated as a REIT under the Internal Revenue Code. Prior to January 1, 2001, the Company, as a REIT, was not subject to federal income taxes. Under the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company leases its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No., 109, "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

REITs are subject to a number of organizational and operational requirements. For example, for federal income tax purposes, a REIT, and therefore the Company, is required to pay distributions of at least 90% of its taxable income to its shareholders. The Company intends to pay these distributions from operating cash flows. During 2001, the Partnership distributed an aggregate of $28.5 million to its partners, or $.75 per Unit (including $27.6 million of distributions to the Company to fund distributions to shareholders of $.75 per share in 2001). During 2000, the Partnership distributed an aggregate of $40.2 million to its partners, or $1.06 per share in 2000. For federal income tax purposes, approximately 21% of 2001 distributions represented a return of capital, compared with approximately 54% for 2000.

The Company expects to meet its short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under the Line of Credit. The Company believes that its net cash provided by operations will be adequate to fund both operating requirements and payment of distributions by the Company in accordance with REIT requirements.

The Company expects to meet its long-term liquidity requirements, such as scheduled debt maturities and property acquisitions, through long-term secured and unsecured borrowings, the issuance of additional equity securities of the Company or, in connection with acquisitions of hotel properties, the issuance of Partnership Units. Under the Partnership's limited partnership agreement (the "Partnership Agreement"), subject to certain holding period requirements, holders of Units in the Partnership have the right to require the Partnership to redeem their Units. During the year ended December 31, 2001, 11,421 Units were tendered for redemption. Under the Partnership Agreement, the Company has the option to redeem Units tendered for redemption on a one-for-one basis for shares of Common Stock or for an equivalent amount of cash. The Company anticipates that it will acquire any Units tendered for redemption in the foreseeable future in exchange for shares of Common Stock and, to date, has registered such shares so as to be freely tradeable by the recipient.

Funds from Operations

The Company generally considers Funds from Operations ("FFO") to be an appropriate measure of the performance of an equity REIT. In accordance with the resolution adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation, and after adjustments for unconsolidated partnerships and joint ventures. For the periods presented, depreciation and minority interest were the Company's only adjustments to net income for the definition of FFO. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. FFO should not be considered an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments with respect to indebtedness on the hotels.

The following reconciliation of net income to FFO illustrates the difference in the two measures of operating performance:

	For the Years Ended December 31,	
	2001	2000
	(in thousands, except per share and Unit data)	
Net income	$10,164	$16,340
Less:		
Gain on sale of hotel properties	(83)	
Preferred stock dividends	(6,531)	(6,531)
Add:		
Minority interest	119	337
Depreciation of buildings, furniture and fixtures	40,977	40,267
Loss on sale of hotel properties		3,316
Funds from Operations	44,646	53,729
Add non-recurring items:		
Provision for doubtful accounts	2,592	
Impairment of long-lived assets	550	
Recurring Funds From Operations	$47,788	$53,729
Weighted average number of common shares and Units outstanding	38,036	37,960

Inflation

Operators of hotels in general have the ability to adjust room rates quickly. However, competitive pressures may limit the Company's ability to raise room rates in the face of inflation.

Seasonality

Hotel operations historically are seasonal in nature, generally reflecting higher occupancy rates during the second and third quarters. This seasonality can be expected to cause fluctuations in the Company's quarterly results of operations.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset." The Statement requires that long-lived assets to be disposed of by sale be considered held and used until they are disposed of. The Statement requires that long-lived assets to be disposed of by sale be accounted for under the requirements of SFAS No. 121 which requires that such assets be measured at the lower of carrying amount or fair value less cost to sell and to cease depreciation. SFAS No. 144 requires a probability-weighted cash flow estimation approach with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill will be removed from the scope of SFAS No. 144 and as a result will no longer be required to be allocated to long-lived assets to be tested for impairment. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently not affected by the Statement's requirements.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company's management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, all estimates are evaluated by the Company's management, including those related to bad debts, carrying value of investments in hotel properties, income taxes, contingencies and litigation. All estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

> The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers and other borrowers to make required payments. If the financial condition of its customers or other borrowers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company records an impairment charge when it believes an investment in hotels has been impaired such that future undiscounted cash flows would not recover the book basis of the investment in the hotel property. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's carrying value, thereby possibly requiring an impairment charge in the future.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company's management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If management determines that the Company will not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the periods such determination was made.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains, or incorporates by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, including, without limitation, statements containing the words "believes," "estimates," "projects," "anticipates," "expects" and words of similar import. Such forward-looking statements relate to future events and the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results or achievement expressed or implied by such forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to certain financial market risks, the most predominant of which is the fluctuation in interest rates. At December 31, 2001, the Company's exposure to market risk for a change in interest rates is related solely to its debt outstanding under the Line of Credit. Total debt outstanding under the Line of Credit totaled $102 million at December 31, 2001.

The Company's line of credit bears interest at a variable rate of LIBOR plus 1.5%, 1.75%, 2.0%, 2.5% or 2.75% as determined by the Company's percentage of total debt to earnings before interest, taxes, depreciation and amortization, as defined in the loan agreement (the "Percentage"). At December 31, 2001, the interest rate on the line of credit was LIBOR (1.93% at December 31, 2001) plus 2.5%. The Company's interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower its overall borrowing costs. To achieve this objective, the Company manages its exposure to fluctuations in market interest rates for its borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable through such arrangements and derivative financial instruments such as interest rate swaps, to effectively lock the interest rate on a portion of its variable rate debt. The Company does not enter into derivative or interest rate transactions for speculative purposes. The Company regularly reviews interest rate exposure on its outstanding borrowings in an effort to minimize the risk of interest rate fluctuation.

On January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional principal amount of $50 million. The agreement effectively fixes the interest rate on the first $50 million of floating rate debt at 6.4275% plus the Percentage. The swap agreement will expire in November 2003. Thus, at December 31, 2001, the Company had $52 million of variable rate debt outstanding under the Line of Credit that was exposed to fluctuations in the market rate of interest.

The Company's line of credit matures in November of 2003. As discussed above, the Company's line of credit bears interest at variable rates, and therefore, cost approximates market value. As of December 31, 2001, the fair value liability of the Company's interest rate swap was approximately $2.9 million.

The Company's operating results are affected by changes in interest rates, primarily as a result of its borrowings under the Line of Credit. If interest rates increased by 25 basis points, the Company's interest expense would have increased by approximately $130,000, based on balances outstanding during the year ended December 31, 2001.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(a) Financial Statements:

The following financial statements are located in this report on the pages indicated.

Equity Inns, Inc.	Page
Report of Independent Accountants	25
Consolidated Balance Sheets as of December 31, 2001 and 2000	26
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999	27
Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999	28
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000, and 1999	29
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999	31
Notes to Consolidated Financial Statements	32
Schedule II -- Valuation and Qualifying Accounts for the years ended December 31, 2001, 2000 and 1999	45
Schedule III -- Real Estate and Accumulated Depreciation as of December 31, 2001	46

(b) Supplementary Data:

Quarterly Financial Information

Unaudited quarterly results for 2001 and 2000 are summarized as follows:

	First Quarter (1)	Second Quarter (1)	Third Quarter (1)	Fourth Quarter (1)
2001	(in thousands, except per share data)			
Revenue	$54,566	$60,569	$58,946	$51,979
Net income (loss) applicable to common shareholders	(390)	5,011	2,576	(3,564)
Net income (loss) per common share, basic and diluted	(.01)	.14	.07	(.10)
2000				
Revenue	$20,332	$20,759	$29,430	$46,289
Net income (loss) applicable to common shareholders	(6,180)	(6,499)	3,520	18,968
Net income (loss) per common share, basic and diluted	(.17)	(.18)	.10	.52

---

(1) During 2000, the Company's revenue was primarily rental income from the Interstate Lessees and the Prime Lessees. As a result of the termination of the Interstate leases, beginning in 2001, the Company's consolidated results of operations reflect hotel-level revenues and operating costs and expenses for 75 hotels previously leased to the Interstate Lessees and two additional hotels previously operated under management contracts.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Equity Inns, Inc.

In our opinion, the financial statements listed in the accompany index appearing under item 8(a) on page 23 present fairly, in all material respects, the financial position of Equity Inns, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompany index appearing under item 8(a) on page 23 present fairly, in all material respects, the information set forth therein, when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Memphis, Tennessee
February 7, 2002

EQUITY INNS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2001	December 31, 2000
Assets:		
Investment in hotel properties, net	$751,891	$772,411
Cash and cash equivalents	4,359	793
Accounts receivable, net of doubtful accounts of $125	2,534	
Due from Lessees	162	5,595
Notes receivable, net	739	3,408
Deferred expenses, net	10,820	12,843
Deferred tax asset	3,452	
Deposits and other assets	4,122	6,693
Total Assets	$778,079	$801,743
Liabilities and Shareholders' Equity:		
Debt	$384,166	$383,403
Accounts payable and accrued expenses	22,225	13,605
Distributions payable	1,089	10,579
Interest rate swap	2,923	
Minority interest in Partnership	9,512	10,370
Total Liabilities	419,915	417,957
Commitments and contingencies (Note 9)		
Shareholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, 2,750,000 issued and outstanding at December 31, 2001 and 2000	68,750	68,750
Common stock, $.01 par value, 100,000,000 shares authorized, 37,591,622 and 37,498,659 shares issued and outstanding at December 31, 2001 and 2000, respectively	376	375
Additional paid-in capital	418,351	417,755
Treasury stock, at cost, 747,600 shares issued and outstanding at December 31, 2001 and 2000	(5,173)	(5,173)
Unearned directors' and officers' compensation	(1,153)	(1,854)
Distributions in excess of net earnings	(120,064)	(96,067)
Unrealized loss on interest rate swap	(2,923)	
Total Shareholders' Equity	358,164	383,786
Total Liabilities and Shareholders' Equity	$778,079	$801,743

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31, 2001	2000	1999
Revenue:			
Hotel revenues	$199,090		
Percentage lease revenues	24,931	$115,875	$116,459
Other income	2,039	935	835
Total Revenue	226,060	116,810	117,294
Expenses:			
Hotel operating expenses	121,467		
Real estate and personal property taxes	12,677	14,085	12,756
Depreciation and amortization	41,327	40,494	38,856
Interest	31,044	32,323	27,947
Amortization of loan costs	1,964	1,749	1,210
General and administrative expenses:			
Stock based or non-cash compensation	975	1,007	971
Other general and administrative expenses	5,335	5,641	5,070
Impairment of long-lived assets	550		
Provision for doubtful accounts	2,717		
Rental expense	1,256	1,518	1,346
Total Expenses	219,312	96,817	88,156
Income before minority interest and other items	6,748	19,993	29,138
Minority interest	(119)	(337)	(819)
Gain (loss) on sale of hotel properties	83	(3,316)	1,130
Change in accounting for corporate organizational costs			(133)
Income before taxes	6,712	16,340	29,316
Income tax benefit	3,452		
Net income	10,164	16,340	29,316
Preferred stock dividends	6,531	6,531	6,531
Net income applicable to common shareholders	$ 3,633	$ 9,809	$ 22,785
Net income per common share, basic and diluted	$ .10	$ .27	$ .61
Weighted average number of common shares and units outstanding - diluted	38,036	37,960	38,570

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Years Ended December 31, 2001	2000	1999
Net income	$10,163	$16,340	$29,316
Unrealized loss on interest rate swap	(2,923)		
Comprehensive income	$ 7,240	$16,340	$29,316

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Unearned Directors' and Officers' Compensation	Distributions In Excess of Net Earnings	Unrealized Loss on Interest Rate Swap	Total
	Shares	Dollars	Shares	Dollars		Shares	Dollars				
Balance at December 31, 1998	2,750,000	$68,750	36,438,535	$ 364	$407,833			$(2,006)	$ (43,677)		$431,264
Issuance of common shares to officers in lieu of cash bonus			98,824	1	987						988
Issuance of common shares to directors in lieu of cash compensation			9,235		80						80
Issuance of restricted common stock to officers and directors			129,800	1	1,259			(1,260)			0
Repurchase of Treasury Stock						557,300	$(3,883)				(3,883)
Offering expenses					(30)						(30)
Amortization of unearned officers' and directors' compensation								891			891
Issuance of common shares upon redemption of Units			632,129	7	6,266						6,273
Net income applicable to common shareholders									22,785		22,785
Distributions ($1.24 per share)									(46,075)		(46,075)
Adjustments to minority interest from purchase of treasury stock, issuance of common shares and partnership units					(41)						(41)
Balance at December 31, 1999	2,750,000	68,750	37,308,523	373	416,354	557,300	(3,883)	(2,375)	(66,967)		412,252
Issuance of common shares to officers in lieu of cash bonus			38,669		265						265
Issuance of common shares to directors in lieu of cash compensation			12,324		80						80
Issuance of restricted common stock to officers and directors			71,450	1	481			(482)			0
Forfeiting of unvested shares by an officer, upon resignation			(7,010)		(76)			76			0
Repurchase of Treasury Stock						190,300	(1,290)				(1,290)

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (*CONTINUED*)
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Unearned Directors' and Officers' Compensation	Distributions In Excess of Net Earnings	Unrealized Loss on Interest Rate Swap	Total
	Shares	Dollars	Shares	Dollars		Shares	Dollars				
Amortization of unearned officers' and directors' compensation								927			927
Issuance of common shares upon redemption of Units			74,703	1	675						676
Net income applicable to common shareholders									9,809		9,809
Distributions ($1.06 per share)									(38,909)		(38,909)
Adjustments to minority interest from purchase of treasury stock, issuance of common shares and partnership units					(24)						(24)
Balance at December 31, 2000	2,750,000	$68,750	37,498,659	375	417,755	747,600	(5,173)	(1,854)	(96,067)		383,786
Issuance of common shares to officers in lieu of cash bonus			39,722	1	245						246
Issuance of common shares to directors in lieu of cash compensation			10,000		77						77
Issuance of restricted common shares to officers and directors			31,820		197			(197)			0
Amortization of unearned officers' and directors' compensation								898			898
Issuance of common shares upon redemption of Units			11,421		97						97
Net income applicable to common shareholders									3,633		3,633
Distributions ($1.24 per share)									(27,630)		(27,630)
Unrealized loss on interest rate swap										$(2,923)	(2,923)
Adjustments to minority interest from issuance of common shares and partnership units					(20)						(20)
Balance at December 31, 2001	2,750,000	$68,750	37,591,622	$376	$418,351	747,600	$(5,173)	$(1,153)	$(120,064)	$(2,923)	$358,164

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$10,164	$16,340	$29,316
Adjustment to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of hotel properties	(83)	3,316	(1,130)
Depreciation and amortization	41,327	40,494	38,856
Amortization of loan costs	1,964	1,749	1,210
Change in accounting for corporate organizational costs			133
Amortization of unearned directors' and officers' compensation	898	927	891
Provision for doubtful accounts	125		
Provision for write-off of notes receivable	3,304		
Provision for land impairment	550		
Directors' stock based compensation	77	80	80
Income tax benefit	(3,452)		
Minority interest	119	337	819
Changes in assets and liabilities:			
Accounts receivable	(2,659)		
Due from Lessees	5,433	(471)	1,164
Notes receivable	75	(94)	(99)
Deferred expenses			5
Deposits and other assets	2,571	(4,929)	(1,089)
Accounts payable and accrued expenses	8,155	261	1,359
Net cash flow provided by operating activities	68,568	58,010	71,515
Cash flows from investing activities:			
Acquisitions of hotel properties			(57,188)
Improvements and additions to hotel properties	(22,176)	(13,602)	(32,800)
Cash paid for franchise applications		(833)	(234)
Proceeds from sale of hotel properties	1,251	12,234	28,323
Net cash flow used in investing activities	(20,925)	(2,201)	(61,899)
Cash flows from financing activities:			
Purchase of treasury stock		(1,290)	(2,815)
Payment of offering expenses			(30)
Distributions paid to common and preferred shareholders and unit holders	(44,550)	(49,114)	(54,305)
Proceeds from borrowings	44,788	182,467	263,170
Payments on debt	(44,025)	(180,239)	(213,320)
Cash paid for loan costs	(290)	(7,201)	(2,286)
Payments on capital lease obligations			(69)
Net cash flow used in financing activities	(44,077)	(55,377)	(9,655)
Net increase (decrease) in cash and cash equivalents	3,566	432	(39)
Cash and cash equivalents at beginning of year	793	361	400
Cash and cash equivalents at end of year	$ 4,359	$ 793	$ 361
Supplemental cash flow information:			
Cash paid for interest	$31,426	$32,156	$27,537

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Equity Inns, Inc. (the "Company") is a hotel real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at December 31, 2001 owned an approximate 96.8% interest in the Partnership.

At December 31, 2001, the Partnership and its affiliates owned 96 hotel properties with a total of 12,284 rooms in 34 states (the "Hotels"). In order to qualify as a REIT, the Company and the Partnership cannot operate hotels. Effective January 1, 2001 (the "2001 Effective Date") under the federal REIT Modernization Act (the "RMA"), the Company and its affiliates (1) terminated or assigned all existing operating leases providing for payment of percentage rent (the "Percentage Leases") between the Company and certain affiliates of Interstate Hotels Corporation ("IHC") leasing 75 of the Hotels (the "Interstate Lessees") and (2) terminated related lease guaranties with Interstate Hotels, L.L.C. and Wyndham International, Inc. and (3) entered into new Percentage Leases with wholly-owned taxable REIT subsidiaries of the Company (the "TRS Lessees") for the lease of 77 hotels. The terms of the Percentage Leases with the TRS Lessees are substantially identical to the Percentage Leases terminated with the Interstate Lessees.

Through December 31, 2001, the Partnership and its affiliates continued to lease 19 AmeriSuites Hotels to wholly-owned subsidiaries (the "Prime Lessees") of Prime Hospitality Corporation ("Prime"), with all payments due under those Percentage Leases guaranteed by Prime. Effective as of January 1, 2002 (the "2002 Effective Date"), the Company and its affiliates terminated (1) the existing Percentage Leases between the Company and the Prime Lessees and (2) the related lease guarantees. The Company also entered into new Percentage Leases with its TRS Lessees for such 19 Hotels, on terms substantially identical to those of the terminated leases.

Under the RMA, the TRS Lessees are required to enter into management agreements with eligible independent contractors to manage the hotels. On the 2001 Effective Date, the TRS Lessees entered into new management agreements for the 77 Hotels as follows: Promus Hotels, Inc. ("Promus") for 20 Hotels; Crestline Hotels & Resorts, Inc. ("Crestline") for two Hotels; and Crossroads Hospitality Company, L.L.C., an IHC affiliate ("CHC") for 55 Hotels. On the 2002 Effective Date, the TRS Lessees entered into new management agreements for the 19 AmeriSuites Hotels with Prime's subsidiaries and one of the TRS Lessees also entered into a new management agreement with Waterford Hotel Group, Inc. ("Waterford") for the Company's hotel in Burlington, Vermont. Rents generated by the Percentage Leases with the TRS Lessees are eliminated in consolidation, while actual operating results of all of the Company's hotels leased by the TRS Lessees are included in the Company's financial statements. Therefore, the Company's consolidated results of operations with respect to the 77 hotels managed by Promus, Crestline and CHC from the 2001 Effective Date are not comparable to 2000 results.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Trust, the TRS Lessees and the Partnership and its affiliates. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies, Continued

Investment in Hotel Properties

The hotel properties are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets which range from 5 to 40 years for buildings and components and 5 to 7 years for furniture and equipment.

Maintenance and repairs of the leased hotels are the responsibility of the Prime Lessees; major renewals and improvements are capitalized. Upon disposition, both the asset and accumulated depreciation accounts are relieved, and the related gain or loss is credited or charged to the income statement.

If there is an event or a change in circumstances that indicates that the basis of the Company's investment in the hotel property may not be recoverable, the Company's policy is to assess any impairment of value. Impairment is evaluated based upon comparing the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying value of the asset. If the cash flow is less, an impairment loss is recognized for the amount by which the carrying value amount of the asset exceeds the fair value of the asset.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Deferred Expenses

Deferred expenses are recorded at cost and consist of initial fees paid to franchisors and loan fees and other costs incurred in issuing debt. Amortization of franchise fees is computed using the straight-line method over the lives of the franchise agreements which range up to 20 years. Amortization of loan fees and other costs incurred in issuing debt is computed using the straight-line method, which approximates the interest method, over the term of the related debt. Accumulated amortization of deferred expenses totaled $5.2 million and $2.9 million at December 31, 2001 and 2000, respectively.

Deposits and Other Assets

Deposits include escrow deposits and other deposits relating to the Company's mortgage debt.

Revenue Recognition

Percentage Lease revenue is recognized when earned from the Prime Lessees under the Percentage Leases from the date of acquisition of each hotel property. Revenue from operations of the Company's hotels not leased to third parties is recognized when the services are provided.

2. Summary of Significant Accounting Policies, Continued

Net Income Per Common Share

Basic earnings per common share is computed by dividing net income less dividends on preferred stock by the weighted average number of shares of common stock and units outstanding. Diluted earnings per common share are computed by dividing net income less dividends on preferred stock and units as adjusted for potential dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities.

Potential dilutive securities included in the Company's calculation of diluted earnings per share include the potential conversion of partnership units and the related elimination of minority interest. Potentially dilutive shares for the purposes of this calculation (in thousands) were 1,203, 1,262 and 1,345 in 2001, 2000 and 1999, respectively. Minority interest eliminated for the purposes of this calculation (in thousands) was $119, $337 and $819 in 2001, 2000 and 1999, respectively.

Distributions

With the exception of the fourth quarter 2001, the Company has paid regular quarterly cash distributions to shareholders. These distributions are dependent upon receipt of distributions from the Partnership.

Minority Interest

Minority interest in the Partnership represents the limited partners' proportionate share of the equity of the Partnership. Income is allocated to minority interest based on weighted average percentage ownership throughout the year.

Income Taxes

The Company has elected to be treated as a REIT under the Internal Revenue Code. Prior to January 1, 2001, the Company, as a REIT, was not subject to federal income taxes. Under the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company leases its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives and methods used to compute depreciation. Distributions made to shareholders in 2001, 2000 and 1999 are considered to be approximately 21%, 54% and 33% return of capital, respectively, for federal income tax purposes.

2. Summary of Significant Accounting Policies, Continued

Concentration of Credit Risk

The Company maintains cash balances with financial institutions with high ratings. The Company has not experienced any losses with respect to bank balances in excess of government-provided insurance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, commercial mortgage bonds, line of credit borrowings, mortgage borrowings and an interest rate swap contract. The carrying values of the Company's commercial mortgage bonds and mortgage borrowings were estimated using discounted cash flow analysis, based on the Company's incremental borrowing rate at December 31, 2001 and 2000 for similar types of borrowing arrangements and the carrying value of such instruments are estimated to be above fair value by approximately $7.9 million and $3.5 million at December 31, 2001 and 2000, respectively. The Company's line of credit borrowings bear interest at variable rates and therefore cost approximates market value. The Company's interest rate swap contract is carried at fair value in the financial statements. The fair value of the interest rate swap is estimated using quotes from the market makers of these instruments and represents the estimated amount the Company would expect to pay to terminate the agreement.

Segment Reporting

The Company identifies its operating segments based on business activities and management responsibility. The Company operates in a single business segment of providing asset management to hotel properties it owns in the United States.

3. Investment in Hotel Properties

Hotel properties consist of the following at December 31:

	2001	2000
	(in thousands)	
Land	$101,215	$101,532
Buildings and improvements	705,097	691,516
Furniture and equipment	110,340	110,458
Construction in progress	2,167	3,490
	918,819	906,996
Less accumulated depreciation	(166,928)	(134,585)
	$751,891	$772,411

In July 1998, the Company acquired an undeveloped parcel of land in Salt Lake City, Utah for the purpose of constructing a hotel. During the fourth quarter of 2001, the Company made the decision to abandon the project and sell the undeveloped land. The Company recorded an impairment charge of $550,000 to write the land down to its estimated net realizable value at December 31, 2001. At December 31, 2001 and 2000, the parcel of land was included in construction in progress in the amount of $2.2 million and $2.7 million, respectively.

4. Notes Receivable

Notes receivable consist of the following at December 31:

	2001	2000
	(in thousands)	
Hudson Hotels Properties Corporation, a subsidiary of Hudson Hotels Corporation	$2,654	$2,634
Rosemont Hospitality Group, L.L.C.	650	141
Officers of the Company	739	633
	4,043	3,408
Allowance for doubtful accounts	(3,304)	
	$ 739	$3,408

The note with Hudson Hotels Properties Corporation ("Hudson") is collateralized by 666,667 shares of Hudson Hotels Corporation's common stock. The note with Rosemont Hospitality Group, L.L.C. ("Rosemont") is uncollateralized. The Company has determined that based on its current evaluation of the creditworthiness of Hudson and Rosemont, it is probable that Hudson and Rosemont will be unable to repay their notes. Consequently, the Company has fully reserved the notes as of December 31, 2001.

Since January 1998, the Company has advanced loans annually to its executive officers for taxes relating to annual bonuses taken in shares of the Company's common stock. At December 31, 2001, the aggregate amount of notes receivable from officers of the Company is $738,911. In January

4. Notes Receivable, (Continued)

2002, the Company advanced loans to its officers in the amount of $407,633 for taxes relating to 2001 bonuses taken in shares of common stock. All loans are collateralized by all shares of common stock received as bonus compensation held by each officer, are non-interest bearing and have an original term of one year. However, these notes have historically been extended an additional year for each year in which they are not repaid. All loans are due in full upon termination of employment or upon retirement.

5. Debt

The following details the Company's debt outstanding at December 31, 2001 and 2000 (in thousands):

	Principal Balance 12/31/01	Principal Balance 12/31/00	Interest Rate		Maturity	Collateral # of Hotels	Net Book Value at 12/31/01
Commercial Mortgage Bonds							
Class A	$ 10,336	$ 12,084	6.83%	Fixed	11/20/06		
Class B	50,600	50,600	7.37%	Fixed	12/20/15		
Class C	10,000	10,000	7.58%	Fixed	02/20/17		
	70,936	72,684				21	$118,492
Line of Credit	102,000	96,525	LIBOR plus Percentage	Variable	Oct 2003	28	257,300
Mortgage	94,031	95,360	8.37%	Fixed	July 2009	19	168,476
Mortgage	68,808	69,653	8.25%	Fixed	Nov 2010	16	109,891
Mortgage	35,550	35,964	8.25%	Fixed	Nov 2010	8	60,355
Mortgage	3,064	3,126	8.50%	Fixed	Nov 2005	1	7,156
Mortgage	5,872	6,062	10.00%	Fixed	Sept 2005	1	11,772
Mortgage	3,905	4,029	8.57%	Fixed	Nov 2016	1	8,039
	$384,166	$383,403					$741,481

In February 1997, the Company, through a subsidiary, issued $88 million of rated Commercial Mortgage Bonds (the "Bonds") in a private placement transaction. Principal payments are to be applied to each class of Bonds in order of their respective maturities with no principal payment on any Bond until all Bonds in a bond class with an earlier stated maturity have been paid in full. The Company has the option to repay these Bonds in full within 10 years with no prepayment penalty.

The Company's secured line of credit (the "Line of Credit") has a borrowing capacity of $125 million and bears interest at a variable rate of LIBOR plus 1.5%, 1.75%, 2.0%, 2.25%, 2.5% or 2.75% as determined by the Company's percentage of total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the loan agreement (the "Percentage"). The Percentage is reviewed quarterly and the interest rate is adjusted as necessary. At December 31, 2001, the interest rate on the Line of Credit was LIBOR (1.93% at December 31, 2001) plus 2.50%. Fees ranging from .25% to .55%, as determined by the Company's ratio of total indebtedness to EBITDA, are paid quarterly on the unused portion of the Line of Credit. The Line of Credit contains various covenants including the maintenance of a minimum net worth, minimum debt coverage and interest coverage ratios, and total indebtedness limitations. At December 31, 2001, the Company was in compliance with all covenants contained in the Line of Credit.

5. Debt, Continued

Certain of the Company's loan agreements require a quarterly deposit into separate room renovation accounts for the amount by which 4% of revenues at the Company's hotels exceeds the amount expended by the Company during the year for replacement of furniture, fixtures and equipment and capital improvements for the hotels. For the year ended December 31, 2001, actual expenditures exceeded the amounts required.

Future scheduled principal payments of debt obligations at December 31, 2001 are as follows (in thousands):

Year	Amount
2002	$ 5,100
2003	107,520
2004	5,927
2005	14,111
2006	6,699
Thereafter	244,809
	$384,166

6. Interest Rate Swap Contract

Effective January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional amount of $50 million. The agreement effectively fixes the interest rate on the first $50 million of floating rate debt outstanding under the Line of Credit at a rate of 6.4275% plus the Percentage, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to the Company. The term of the interest rate swap agreement is through October 2003. The differences to be paid or received by the Company under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

Effective January 1, 2001, the Company adopted SFAS 133. The interest rate swap agreement described above is defined as a derivative instrument under SFAS 133. The Company designated this swap agreement as a cash flow hedge and has applied hedge accounting since its inception. Accordingly, the Company has recorded the change in fair value of this agreement from inception to December 31, 2001 in other comprehensive income.

7. Income Taxes

In years ending before January 1, 2001, the Company was not subject to federal and state income tax because of its REIT status. Under the provisions of the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company began leasing hotels to wholly-owned taxable REIT subsidiaries (TRSs) which are subject to federal and state income taxes.

In order to qualify for REIT status under the Internal Revenue Code, the Company must meet several requirements. One of these requirements is that the Company must distribute at least 90% (95% for taxable years ending before January 1, 2001) of its taxable income in the form of a dividend to

7. Income Taxes, Continued

its shareholders. Generally, a REIT is not subject to federal taxes on the income it distributes currently to its shareholders. If the Company fails to meet the REIT qualification tests, it will be subject to federal (including any alternative minimum tax) and state income tax and may not qualify as a REIT for subsequent taxable years. Management intends for the Company to continue to meet all of the REIT requirements.

The components of income tax expense (benefit) for the year ended December 31, 2001 are as follows:

Deferred:	
Federal	$(3,089)
State	(363)
Income tax benefit	$(3,452)

The deferred income tax benefit and related deferred tax asset was calculated using an effective tax rate of 38% applied to the loss of the TRSs. The Company believes that the TRSs will generate sufficient future taxable income to realize in full this deferred tax asset. Accordingly, no valuation allowance has been recorded at December 31, 2001.

A reconciliation of the Company's statutory tax rate to its effective tax rate is as follows:

Statutory U.S. federal income tax rate	35%
State income tax (net of federal benefit)	3%
Non taxable REIT income	(89%)
Effective tax rate	(51%)

The following table reconciles GAAP net income and REIT taxable income for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
GAAP net income (loss)	$ 3,633	$ 9,809	$22,785
Plus GAAP net loss on taxable subsidiaries included above	5,635	-	0
GAAP net income from REIT operations	9,268	9,809	22,785
Book/tax differences on depreciation and amortization	8,269	3,240	(2,005)
Book/tax differences on gains/losses from capital transactions	874	300	(767)
Guaranteed payment	6,531	6,531	6,531
Write-off of notes receivable	2,560	-	-
Other book/tax differences, net	(396)	361	343
Taxable income subject to distribution requirement	$27,106	$20,241	$26,887

8. Commitments and Related Party Transactions

All of the Company's hotels are operated under franchise agreements and are licensed as Hampton Inn hotels (48), AmeriSuites hotels (19), Residence Inn hotels (11), Homewood Suites hotels (9), Holiday Inn hotels (5), Comfort Inn hotels (3), and Hampton Inn & Suites hotels (1). The franchisors approve the transfer of the franchise licenses to the applicable lessee when the Partnership acquires each hotel property. The franchise agreements require the payment of fees based on a percentage of hotel room revenue.

The Company earned base rents of $20.1 million, $77.2 million, and $77.0 million and percentage rents in excess of base rents of $4.8 million, $38.7 million, and $39.5 million, respectively, for the years ended December 31, 2001, 2000 and 1999. The Percentage Lease revenue is based on a percentage of gross room revenue, and, if applicable, food and beverage revenue of the hotels.

The Company's management agreements range in terms from 2 to 10 years. The management fees consist of a base fee of 1-2% of gross receipts and an incentive fee as defined by the management agreements. Base fees of $2.7 million and incentive fees of $600,000 were earned by the management companies in 2001 and are included in hotel operating expenses in the consolidated statement of operations.

Under the Percentage Leases, the Partnership is obligated to pay the costs of real estate and personal property taxes and to maintain underground utilities and structural elements of the Hotels. In addition, the Percentage Leases obligate the Partnership to fund the cost of periodic repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels. The Company also may be required by franchisors to fund certain capital improvements to hotel properties, which are funded from borrowings, working capital, or the room renovation account (Note 5). Capital improvements of $22.2 million, $13.6 million and $32.8 million in 2001, 2000, and 1999, respectively, were made to the hotel properties.

Effective January 1, 2002, the Company formed a joint venture (the "Venture") with one of its furniture and equipment contractors for the purpose of engaging in the sale of furniture and equipment to third parties. The Company has a 45% interest, and certain of its executive officers have a 5% interest in the Venture. The Company will account for the Venture under the equity method of accounting. The Company will provide certain management services for the Venture for a fee of $550,000 in 2002. The Company provided similar services to its joint venture partner in 2001 and was compensated $1.1 million for such services which is included in other income in the consolidated statement of operations.

The Company has commitments under operating land leases through December 31, 2062, at eight hotel properties for payments as follows: 2002 -- $795,888; 2003 -- $798,388; 2004 -- $801,138; 2005 -- $743,863; 2006 -- $622,234; thereafter -- $9.7 million.

The Company has commitments under a lease with an affiliate of Phillip H. McNeill, Sr., the Company's Chairman of the Board, for the Company's office space through December 2008 at monthly payments of $13,238.

9. Supplemental Disclosure of Noncash Operating, Investing and Financing Activities

In 2001, the Company issued 39,722 shares of Common Stock valued at $6.62 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2000; 11,421 units of limited partnership interest in the Partnership ("Units") were exchanged for shares of Common

9. Supplemental Disclosure of Noncash Operating, Investing and Financing Activities, Continued

Stock by certain limited partners; 31,820 restricted shares of Common Stock valued at $6.19 per share were issued to the Company's officers; 10,000 shares of Common Stock at prices ranging from $6.19 to $9.80 per share were issued to independent directors of the Company in lieu of cash as directors' compensation.

The Company transferred $711,000 of deferred gain related to a transaction with Hudson to its allowance for doubtful accounts on its note receivable from Hudson (see Note 4).

In 2000, $145,000 of deferred franchise fees and corresponding payables were determined not to be owed; the Company issued 38,669 shares of Common Stock valued at $6.88 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 1999; 7,010 unvested, restricted shares of common stock were forfeited by an officer of the Company; 74,703 Units were exchanged for shares of Common Stock by certain limited partners; 71,450 restricted shares of Common Stock valued at $6.75 per share were issued to the Company's officers; 12,324 shares of Common Stock at prices ranging from $5.50 to $6.88 per share were issued to independent directors of the Company in lieu of cash as directors' compensation; and $9.5 million in distributions to common shareholders and limited partners had been declared but not paid at December 31, 2000.

In 1999, the Company issued 98,824 shares of Common Stock valued at $10.00 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 1998; 632,129 Units were exchanged for shares of Common Stock by certain limited partners; 124,800 restricted shares of Common Stock valued at $9.75 per share were issued to the Company's officers; 5,000 restricted shares of Common Stock valued at $8.69 per share were issued to the Company's independent directors; 9,235 shares of Common Stock at prices ranging from $6.31 to $9.63 were issued to independent directors of the Company in lieu of cash as directors' compensation; 157,300 treasury shares valued at $6.79 per share were traded in December 1999, but not settled at December 31, 1999; and $11.8 million in distributions to common shareholders and limited partners had been declared but not paid at December 31, 1999.

10. Capital Stock

The Board of Directors is authorized to provide for the issuance of up to ten million shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences, and rights of each such series and the qualifications, limitations or restriction thereof. On June 25, 1998, the Company issued 2,750,000 shares of its 9½% Series A Cumulative Preferred Stock, $.01 par value ("Series A Preferred Stock"). The offering price was $25 per share, resulting in gross proceeds of $68.8 million. The Company received approximately $66.3 million after underwriters' discounts and offering expenses.

The outstanding Units are redeemable at the option of the holder for a like number of shares of Common Stock, or at the option of the Company, the cash equivalent thereof. Total Units outstanding at December 31, 2001 and 2000 were 1,198,650 and 1,210,071, respectively.

11. Stock Based Compensation Plans

The Company is authorized, under the 1994 Stock Incentive Plan (the "1994 Plan") and the Directors' Compensation Plan (the "Directors Plan") (referred to collectively as the "Plans"), to issue a total of 4,050,000 shares of common stock to directors, officers and key employees of the Company in the form of stock options, restricted stock, or performance stock. Under the 1994 Plan, the total shares available for grant is 4,000,000, of which not more than 1,100,000 shares may be grants of restricted stock or performance stock. Under the Directors Plan, the total shares available for grants of options is 50,000. Awards of common stock may also be made, and directors may elect to receive their meeting and retainer fees in the form of common stock.

Stock Options

All options to officers and key employees have 8 to 10 year contractual terms and generally vest ratably over 5 years. A summary of the Company's stock options as of December 31, 2001, 2000 and 1999 and the changes during the years are presented below:

	2001		2000		1999	
	# of Shares of Underlying Options	Weighted Average Exercise Price	# of Shares of Underlying Options	Weighted Average Exercise Price	# of Shares of Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of year	586,000	$12.56	582,000	$12.60	568,000	$12.68
Granted	4,000	$ 9.32	4,000	$ 6.88	14,000	$ 9.24
Exercised						
Forfeited						
Outstanding at end of year	590,000	$12.54	586,000	$12.56	582,000	$12.60
Exercisable at end of year	561,000	$12.54	529,000	$12.58	505,000	$12.55

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	# Outstanding at 12/31/01	Weighted Average Remaining Life	Weighted Average Exercise Price	# Exercisable at 12/31/01	Weighted Average Remaining Life	Weighted Average Exercise Price
$8.69 -- $13.69	590,000	1.71	$12.54	561,000	1.53	$12.54

The Company applies APB Opinion No. 25 and related interpretations in accounting for the plans as permitted by FASB Statement No. 123. Consequently, no compensation cost has been recognized under the Plans.

For the purposes of disclosures required by FASB Statement No. 123, the fair value of each option granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend of $0.75 for 2001, dividend of $1.06 for 2000 and $1.24 for 1999; (2) expected volatility of .24 for 2001, .21 for 2000 and .19 for 1999; (3) a risk-free interest rate of 5.0% for 2001, 6.3% for 2000 and 6.0% for 1999; and (4) expected life of six years for 2001, six years for 2000, ten years for 1999.

11. Stock Based Compensation Plans, Continued

Had compensation cost for the Company's 2001, 2000 and 1999 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's pro forma net income, and net income per common share for 2001, 2000 and 1999 would have decreased less than 1%.

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of the future effect, since additional SFAS 123 awards in future years are anticipated.

Restricted Stock

A summary of the status of the Company's restricted stock grants made under the Plans to officers and directors as of December 31, 2001, 2000 and 1999 and the changes during the years are presented below:

	2001		2000		1999	
	# of Shares	Weighted Average Fair Market Value at Grant	# of Shares	Weighted Average Fair Market Value at Grant	# of Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of year	386,300	$11.23	323,300	$11.64	193,500	$12.92
Granted:						
With 5 year pro rata vesting	21,820	$ 6.19	51,450	$ 6.75	91,400	$9.69
With 4 year pro rata vesting						
With 3 year pro rata vesting	10,000	$ 6.19	20,000	$ 6.75	38,400	$9.75
Total granted	31,820	$ 6.19	71,450	$ 6.75	129,800	$9.71
Vested to former employee			(1,440)	$11.83		
Forfeited			(7,010)	$10.93		
Outstanding at end of year	418,120	$10.40	386,300	$10.75	323,300	$11.64
Vested at end of year	218,086	$11.56	141,240	$12.06	71,300	$12.42

12. Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset." The Statement requires that long-lived assets to be disposed of by sale be considered held and used until they are disposed of. The Statement requires that long-lived assets to be disposed of by sale be accounted for under the requirements of SFAS No. 121 which requires that such assets be measured at the lower of carrying amount or fair value less cost to sell and to cease depreciation. SFAS No. 144 requires a probability-weighted cash flow estimation approach with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill will be removed from the scope of SFAS No. 144 and as a result will no longer be required to be allocated to long-lived assets to be tested for impairment. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently not affected by the Statement's requirements.

13. <u>Subsequent Events</u>

On the 2002 Effective Date, the Company terminated all 19 of its Percentage Leases with the Prime Lessees. No remuneration was exchanged for the termination of the leases. This action was precipitated by the recent enactment of the RMA, which enables REITs such as the Company to gain greater control of their properties by establishing taxable subsidiaries to function as lessees, with hotel management provided by independent companies. On the 2002 Effective Date, the Company entered into leases with the TRS Lessees for the 19 hotels, and the TRS Lessees entered into management contracts on 19 of its hotels with affiliates of Prime, which will expire on December 31, 2007 for 10 hotels and on June 30, 2008 for 9 hotels. On the 2002 Effective Date, one of the TRS Lessees also entered into a new management agreement with Waterford for the Company's hotel in Burlington, Vermont for a term ending on December 31, 2003.

On January 25, 2002, the Company issued 51,704 shares of common stock valued at $6.62 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2001.

EQUITY INNS, INC.
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(in thousands)

	Allowance for Doubtful Account
Balance January 1, 1999	$ 0
Charged to costs and expenses	-
Charged to other accounts	-
Deductions	-
Balance December 31, 1999	0
Charged to costs and expenses	-
Charged to other accounts	-
Deductions	-
Balance December 31, 2000	0
Charged to costs and expenses	2,717
Charged to other accounts	712
Deductions	-
Balance December 31, 2001	$3,429

EQUITY INNS, INC.
SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2001
(In Thousands)

Description of Property	Initial Cost: Land	Initial Cost: Improvements	Initial Cost: Furniture and Fixtures	Cost Capitalized Subsequent to Acquisition: Land	Cost Capitalized Subsequent to Acquisition: Buildings and Improvements	Cost Capitalized Subsequent to Acquisition: Furniture and Fixtures	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Buildings and Improvements	Gross Amount at Which Carried at Close of Period: Furniture and Fixtures	Total	Accumulated Depreciation Buildings and Improvements; Furniture & Fixtures	Net Book Value Buildings and Improvements; Furniture & Fixtures	Date of Construction	Life Upon Which Depreciation In Statement Is Computed
Hampton Inn- Albany, New York	$953	$9,897	$802		$618	$116	$953	$10,515	$918	$12,386	$3,249	$9,137	1986	5-40 Yrs.
Hampton Inn-Cleveland, Ohio	820	4,428	217		678	375	820	5,106	592	6,518	1,615	4,903	1987	5-40 Yrs.
Hampton Inn-College Station, Texas	656	4,655	671		866	380	656	5,521	1,051	7,228	1,939	5,289	1986	5-40 Yrs.
Hampton Inn-Columbus, Georgia	603	2,591	787		802	274	603	3,393	1,061	5,057	1,707	3,350	1986	5-40 Yrs.
Hampton Inn-Ft. Worth, Texas	385	1,754	896		957	289	385	2,711	1,185	4,281	1,300	2,981	1987	5-40 Yrs.
Hampton Inn-Louisville, Kentucky	395	2,406	919		722	238	395	3,128	1,157	4,680	2,135	2,545	1986	5-40 Yrs.
Hampton Inn-Sarasota, Florida	553	3,389	753		760	210	553	4,149	963	5,665	1,424	4,241	1987	5-40 Yrs.
Hampton Inn-Ann Arbor, Michigan	565	4,499	506		685	526	565	5,184	1,032	6,781	1,949	4,832	1986	5-31 Yrs.
Hampton Inn-Gurnee, Illinois	630	3,397	277		1,046	748	630	4,443	1,025	6,098	1,655	4,443	1988	5-31 Yrs.
Comfort Inn-Arlington, Texas	425	6,387	582		631	452	425	7,018	1,034	8,477	2,171	6,306	1985	5-31 Yrs.
Residence Inn-Eagan, Minnesota	540	8,130	652		1,435	813	540	9,565	1,465	11,570	3,209	8,361	1988	5-31 Yrs.
Residence Inn-Tinton Falls, New Jersey		7,711	419		953	653		8,664	1,072	9,736	2,556	7,180	1988	5-31 Yrs.
Hampton Inn-Milford, Connecticut	759	5,689	467		891	773	759	6,580	1,240	8,579	2,190	6,389	1986	5-31 Yrs.
Hampton Inn-Meriden, Connecticut	648	3,226	435		774	431	648	4,000	866	5,514	1,412	4,102	1988	5-31 Yrs.
Hampton Inn-Beckley, West Virginia	1,876	5,557	402		610	52	1,876	6,167	454	8,497	1,558	6,939	1992	5-31 Yrs.
Holiday Inn-Bluefield, West Virginia	1,661	6,141	342		1,578	1,260	1,661	7,719	1,602	10,982	2,657	8,325	1980	5-31 Yrs.
Hampton Inn-Gastonia, North Carolina	1,651	4,741	358		284	611	1,651	5,025	969	7,645	1,749	5,896	1989	5-31 Yrs.
Hampton Inn-Morgantown, West Virginia	1,573	4,311	324	$4	187	351	1,577	4,498	675	6,750	1,475	5,275	1991	5-31 Yrs.
Holiday Inn-Oak Hill, West Virginia	269	3,727	85		1,628	1,191	269	5,355	1,276	6,900	1,894	5,006	1983	5-31 Yrs.
Holiday Inn Express-Wilkesboro, North Carolina	269	2,778	177		1,147	655	269	3,925	832	5,026	1,177	3,849	1985	5-31 Yrs.
Hampton Inn-Naperville, Illinois	678	6,455	396		913	744	678	7,368	1,140	9,186	2,393	6,793	1987	5-31 Yrs.
Hampton Inn-State College, Pennsylvania	718	7,310	525		423	473	718	7,733	998	9,449	2,261	7,188	1987	5-31 Yrs.
Comfort Inn-Rutland, Vermont	359	3,683	354		355	322	359	4,038	676	5,073	1,391	3,682	1985	5-31 Yrs.
Hampton Inn-Scranton, Pennsylvania	403	7,017	720		227	353	403	7,244	1,073	8,720	2,251	6,469	1994	5-31 Yrs.
Residence Inn-Omaha, Nebraska	953	2,650	162	6	1,773	853	959	4,423	1,015	6,397	1,286	5,111	1985	5-31 Yrs.
Hampton Inn-Fayetteville, North Carolina	403	5,043	148	17	800	880	420	5,843	1,028	7,291	1,900	5,391	1986	5-31 Yrs.
Hampton Inn-Indianapolis, Indiana	1,207	6,513	126		597	1,147	1,207	7,110	1,273	9,590	2,337	7,253	1987	5-31 Yrs.
Hampton Inn-Jacksonville Florida	403	4,793	126		502	1,240	403	5,295	1,366	7,064	1,910	5,154	1986	5-31 Yrs.
Holiday Inn-Mt. Pleasant, South Carolina	888	7,874	247		2,392	1,760	888	10,266	2,007	13,161	2,387	10,774	1988	5-31 Yrs.
Comfort Inn-Jacksonville Beach, Florida	849	7,307	371	2	2,058	1,439	851	9,365	1,810	12,026	2,741	9,285	1990	5-31 Yrs.
Hampton Inn-Austin, Texas	500	6,659	375	6	649	794	506	7,308	1,169	8,983	2,113	6,870	1987	5-31 Yrs.
Hampton Inn-Knoxville, Tennessee	617	3,871	232		632	841	617	4,503	1,073	6,193	1,413	4,780	1988	5-31 Yrs.
Hampton Inn-Glen Burnie, Maryland		5,075	322		597	667		5,672	989	6,661	1,532	5,129	1989	5-31 Yrs.
Hampton Inn-Detroit, Michigan	1,207	5,785	526		672	412	1,207	6,457	938	8,602	1,734	6,868	1989	5-31 Yrs.
Homewood Suites-Hartford, Connecticut	2,866	7,660	915		1,189	318	2,866	8,849	1,233	12,948	1,939	11,009	1990	5-31 Yrs.
Holiday Inn-Winston-Salem, North Carolina	1,350	3,124	639		3,656	945	1,350	6,780	1,584	9,714	1,605	8,109	1969	5-31 Yrs.
Hampton Inn-Scottsdale, Arizona	2,227	6,566	723		227	118	2,227	6,793	841	9,861	1,777	8,084	1996	5-31 Yrs.
Hampton Inn-Chattanooga, Tennessee	1,475	6,824	752		1,419	440	1,475	8,243	1,192	10,910	1,608	9,302	1988	5-31 Yrs.
Homewood Suites-San Antonio, Texas	907	6,661	1,029		116	87	907	6,777	1,116	8,800	1,940	6,860	1996	5-31 Yrs.
Residence Inn-Burlington, Vermont	678	6,677	342		1,003	701	678	7,680	1,043	9,401	1,922	7,479	1988	5-31 Yrs.
Homewood Suites-Phoenix, Arizona		7,086	902		1,803	69		8,889	971	9,860	2,140	7,720	1996	5-31 Yrs.
Residence Inn-Colorado Springs, Colorado	1,350	7,638	740		1,462	534	1,350	9,100	1,274	11,724	1,844	9,880	1984	5-31 Yrs.
Residence Inn-Oklahoma City, Oklahoma	1,450	8,921	850		1,896	273	1,450	10,817	1,123	13,390	2,124	11,266	1982	5-31 Yrs.
Residence Inn-Tucson, Arizona	832	7,078	705		1,230	767	832	8,308	1,472	10,612	2,007	8,605	1985	5-31 Yrs.
Hampton Inn-Norfolk, Virginia		5,092	520		867	662		5,959	1,182	7,141	1,521	5,620	1990	5-31 Yrs.
Hampton Inn-Pickwick, Tennessee	370	1,484	263		267	164	370	1,751	427	2,548	506	2,042	1994	5-31 Yrs.
Hampton Inn-Overland Park, Kansas	906	5,931	330		808	804	906	6,739	1,134	8,779	1,563	7,216	1991	5-31 Yrs.
Hampton Inn-Addison, Texas	2,981	6,336	810		748	779	2,981	7,084	1,589	11,654	1,850	9,804	1985	5-31 Yrs.
Hampton Inn-Atlanta-Northlake, Georgia		6,905	600		605	621		7,510	1,221	8,731	1,710	7,021	1988	5-31 Yrs.
Hampton Inn-Birmingham (Mountain Brook), Alabama		7,988	687		780	345		8,768	1,032	9,800	1,762	8,038	1987	5-31 Yrs.
Hampton Inn-Birmingham (Vestavia), Alabama	1,057	5,162	541		426	555	1,057	5,588	1,096	7,741	1,396	6,345	1986	5-31 Yrs.
Hampton Inn-Chapel Hill, North Carolina	1,834	6,504	725		449	382	1,834	6,953	1,107	9,894	1,604	8,290	1986	5-31 Yrs.
Hampton Inn-Charleston, South Carolina	712	5,219	516		519	550	712	5,738	1,066	7,516	1,361	6,155	1985	5-31 Yrs.
Hampton Inn-Colorado Springs, Colorado	803	3,925	411		514	310	803	4,439	721	5,963	1,055	4,908	1985	5-31 Yrs.
Hampton Inn-Columbia, South Carolina	650	6,572	628		554	369	650	7,126	997	8,773	1,592	7,181	1985	5-31 Yrs.

EQUITY INNS, INC.
SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
AS OF DECEMBER 31, 2001
(In Thousands)

	Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period							
Description of Property	Land	Improvements	Furniture and Fixtures	Land	Buildings and Improvements	Furniture and Fixtures	Land	Buildings and Improvements	Furniture and Fixtures	Total	Accumulated Depreciation Buildings and Improvements; Furniture & Fixtures	Net Book Value Buildings and Improvements; Furniture & Fixtures	Date of Construction	Life Upon Which Depreciation In Statement Is Computed
Hampton Inn-Aurora, Colorado	784	3,344	359		475	368	784	3,819	727	5,330	954	4,376	1985	5-31 Yrs.
Hampton Inn-Detroit (Madison Heights), Michigan	881	4,304	451		542	283	881	4,846	734	6,461	1,101	5,360	1987	5-31 Yrs.
Hampton Inn-Dublin, Ohio	944	3,612	483		766	578	944	4,378	1,061	6,383	1,211	5,172	1988	5-31 Yrs.
Hampton Inn-Kansas City, Kansas	585	4,294	425		343	408	585	4,637	833	6,055	1,108	4,947	1987	5-31 Yrs.
Hampton Inn-Little Rock, Arkansas	898	5,520	558		831	397	898	6,351	955	8,204	1,234	6,970	1985	5-31 Yrs.
Hampton Inn-Memphis (Poplar), Tennessee	1,955	6,547	739		787	312	1,955	7,334	1,051	10,340	1,626	8,714	1985	5-31 Yrs.
Hampton Inn-Memphis (Sycamore), Tennessee		2,751	239		547	644		3,298	883	4,181	880	3,301	1984	5-31 Yrs.
Hampton Inn-Nashville (Briley), Tennessee		6,550	569		1,031	500		7,581	1,069	8,650	1,493	7,157	1987	5-31 Yrs.
Hampton Inn-Richardson, Texas	1,750	5,252	609		617	664	1,750	5,869	1,273	8,892	1,548	7,344	1987	5-31 Yrs.
Hampton Inn-St. Louis, Missouri	665	3,775	386		722	770	665	4,497	1,156	6,318	1,271	5,047	1987	5-31 Yrs.
Homewood Suites-Germantown, Tennessee	1,011	5,760	1,011		491	231	1,011	6,251	1,242	8,504	1,588	6,916	1986	5-31 Yrs.
Homewood Suites-Augusta, Georgia	330	4,164	516		178	124	330	4,342	640	5,312	967	4,345	1997	5-31 Yrs.
Residence Inn-Princeton, New Jersey	1,920	15,875	1,500		1,432	427	1,920	17,307	1,927	21,154	3,314	17,840	1988	5-31 Yrs.
AmeriSuites-Cincinnati (Blue Ash), Ohio	900	6,241	466		328	275	900	6,569	741	8,210	1,228	6,982	1990	5-31 Yrs.
AmeriSuites-Cincinnati (Forest Park), Ohio	800	5,616	569		418	331	800	6,034	900	7,734	1,263	6,471	1992	5-31 Yrs.
AmeriSuites-Columbus, Ohio	903	6,774	856		224	404	903	6,998	1,260	9,161	1,554	7,607	1994	5-31 Yrs.
AmeriSuites-Flagstaff, Arizona	600	3,832	737		216	183	600	4,048	920	5,568	962	4,606	1993	5-31 Yrs.
AmeriSuites-Jacksonville, Florida	1,168	5,734	436		587	324	1,168	6,321	760	8,249	1,215	7,034	1996	5-31 Yrs.
AmeriSuites-Indianapolis, Indiana	700	4,775	800		206	232	700	4,981	1,032	6,713	1,182	5,531	1992	5-31 Yrs.
AmeriSuites-Miami, Florida	1,500	9,387	900		233	72	1,500	9,620	972	12,092	1,794	10,298	1996	5-31 Yrs.
AmeriSuites-Overland Park, Kansas	1,300	7,030	900		347	301	1,300	7,377	1,201	9,878	1,600	8,278	1994	5-31 Yrs.
AmeriSuites-Richmond, Virginia	1,772	9,640	921		378	292	1,772	10,018	1,213	13,003	1,899	11,104	1992	5-31 Yrs.
AmeriSuites-Tampa, Florida	1,400	9,786	523		154	129	1,400	9,940	652	11,992	1,649	10,343	1994	5-31 Yrs.
Hampton Inn-San Antonio, Texas	3,749	7,539	1,317		732	191	3,749	8,271	1,508	13,528	1,755	11,773	1995	5-31 Yrs.
Homewood Suites-Sharonville, Ohio	863	6,194	746		767	529	863	6,961	1,275	9,099	1,456	7,643	1990	5-31 Yrs.
Residence Inn-Boise, Idaho	950	5,758	350		1,228	932	950	6,986	1,282	9,218	1,180	8,038	1986	5-31 Yrs.
Residence Inn-Portland, Oregon	2,400	20,735	500		972	944	2,400	21,707	1,444	25,551	3,014	22,537	1990	5-31 Yrs.
Hampton Inn & Suites-Memphis (Bartlett), Tennessee	860	5,721	1,052		120	22	860	5,841	1,074	7,775	1,255	6,520	1998	5-31 Yrs.
Residence Inn-Somers Point, New Jersey	1,094	6,372	729		789	613	1,094	7,161	1,342	9,597	1,447	8,150	1998	5-31 Yrs.
AmeriSuites-Albuquerque, New Mexico	1,776	6,871	918		52	45	1,776	6,923	963	9,662	1,246	8,416	1997	5-31 Yrs.
AmeriSuites-Baltimore, Maryland	659	8,514	898		46	34	659	8,560	932	10,151	1,424	8,727	1996	5-31 Yrs.
AmeriSuites-Baton Rouge, Louisiana	649	9,085	1,157		51	20	649	9,136	1,177	10,962	1,615	9,347	1997	5-31 Yrs.
AmeriSuites-Birmingham, Alabama	1,066	5,871	758		60	21	1,066	5,931	779	7,776	1,052	6,724	1997	5-31 Yrs.
AmeriSuites-Las Vegas, Nevada	4,126	13,056	1,965		49	142	4,126	13,105	2,107	19,338	2,479	16,859	1998	5-31 Yrs.
AmeriSuites-Memphis (Wolfchase), Tennessee	1,108	6,433	900		47	43	1.108	6,480	943	8,531	1,188	7,343	1996	5-31 Yrs.
AmeriSuites-Miami (Kendall), Florida	2,426	7,394	802		39	96	2,426	7,433	898	10,757	1,265	9,492	1996	5-31 Yrs.
AmeriSuites-Minneapolis, Minnesota	1,312	7,421	873		49	58	1,312	7,470	931	9,713	1,288	8,425	1997	5-31 Yrs.
AmeriSuites-Nashville, Tennessee	1,622	8,452	1,198		41	9	1,622	8,493	1,207	11,322	1,560	9,762	1997	5-31 Yrs.
Homewood Suites-Seattle, Washington	2,640	17,769	1,760		240	262	2,640	18,009	2,022	22,671	2,936	19,735	1998	5-31 Yrs.
Homewood Suites-Chicago, Illinois		29,052			2,801	3,542		31,853	3,542	35,395	3,942	31,453	1999	5-31 Yrs.
Homewood Suites-Orlando, Florida	4,250	17,015			164	2,841	4,250	17,179	2,841	24,270	2,509	21,761	1999	5-31 Yrs.
Construction in Progress	2,167						2,167			2,167		2,167		5-31 Yrs.
Corporate Office--Memphis, TN						426			426	426	180	246		7 Yrs
	$103,347	$634,617	$59,205	$35	$70,480	$51,135	$103,382	$705,097	$110,340	$918,819	$166,928	$751,891		

(a) Reconciliation of Real Estate:

Balance at December 31, 1999	$915,421
Additions during the period	9,791
Sales during the period	(18,216)
Balance at December 31, 2000	12,991
Additions during the period	(1,168)
Sales during the period	
Balance at December 31, 2001	$918,819

(b) Reconciliation of Accumulated Depreciation:

Balance At December 31, 1999	$100,884
Depreciation expense during the period	36,455
Depreciation on sales during the period	(2,754)
Balance at December 31, 2000	134,585
Depreciation expense during the period	32,343
Depreciation on sales during the period	0
Balance at December 31, 2001	$166,928

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal year ended December 31, 2001 and through the date of this report, there has been no change in the Company's independent accountants, nor have any disagreements with such accountants or reportable events occurred.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item is incorporated by reference from the section entitled "The Election of Directors" in the Proxy Statement as to the Company's directors. See also Item 1 -- "Business-Executive Officers of the Company."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference from the section entitled "Executive Compensation" in the Proxy Statement. The matters labeled "Performance Graph" contained in the Proxy Statement shall not be deemed to be incorporated by reference into this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from the sections entitled "Ownership of Our Common Stock" and "The Election of Directors" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this Annual Report on Form 10-K:

(a) Financial Statements:

The following financial statements and financial statement schedules are located in this report on the pages indicated:

Equity Inns, Inc.	Page
Report of Independent Accountants	25
Consolidated Balance Sheets at December 31, 2001 and 2000	26
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999	27
Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999	28
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999	29
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	31
Notes to Consolidated Financial Statements	32
Schedule II -- Valuation and Qualifying Accounts for the years enced December 31, 2001, 2000 and 1999	45
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2001	46

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted from this report.

(b) Reports on Form 8-K:

Two (2) Current Reports on Form 8-K were filed by the Company with the SEC during the fourth quarter of 2001: (1) on November 11, 2001 to report the issuance of a press release as to the Company's operating results for the third quarter of 2001; and (2) on December 12, 2001 to report certain modification and waivers to the Line of Credit.

(c) Exhibits:

Exhibit Number		Description
3.1(a)	--	Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on October 23, 1997)
3.1(b)	--	Articles of Amendment to the Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on May 28, 1998)

3.1(c) -- Articles of Amendment to the Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on June 24, 1998)

3.2 -- By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304)

4.1(a) -- Form of Share Certificate for the Company's Common Stock, $.01 par value (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304))

4.1(b) -- Form of Share Certificate for the Company's 9 1/2% Series A Cumulative Preferred Stock, $.01 par value (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304))

4.2(a) -- Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 24, 1997 (Registration No. 01-12073) filed with the SEC on July 10, 1997)

4.2(b) -- Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on June 24, 1998)

4.3, 10.1-- Indenture dated as of February 6, 1997 among EQI Financing Partnership I, L.P. as Issuer, LaSalle National Bank as Trustee, and ABN AMBRO Bank N.V. as Fiscal Agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (Registration No. 01-12073) for the quarter ended March 31, 1997 and filed with the SEC on April 30, 1997)

10.2(a) -- Form of Lease Agreement, effective as of January 1, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.2(b)-- Form of Consolidated Lease Agreement for the AmeriSuites hotels leased by certain subsidiaries of Equity Inns TRS Holdings, Inc. as lessees, and Equity Inns Partnership, L.P. as lessor, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.3(a)-- Equity Inns, Inc. 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.29(a) to the Company's Registration Statement on Form S-11 (Registration No. 33-80318))

10.3(b)-- Equity Inns, Inc. Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.29(b) to the Company's Registration Statement on Form S-11 (Registration No. 33-80318))

10.4 -- Right of First Refusal Agreement between Wolf River Hotel, L.P. and Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-3 (Registration No. 33-93158))

10.5 -- Right of First Refusal Agreement between SAHI I L.P. and Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-3 (Registration No. 33-93158))

10.6(a)-- Loan Agreement, dated as of June 16, 1999, among EQI Financing Partnership II, L.P. and EQI/WV Financing Partnership, L.P., as Borrower Parties, and GMAC Commercial Mortgage Corporation, as Lender (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.6(b)-- Loan Affirmation and Modification Agreement dated as of December 31, 2000 by and among EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., ENN Leasing Company II, L.L.C., Equity Inns Partnership, L.P., Equity Inns, Inc., Norwest Bank Minnesota, National Association, as trustee, and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.6(c) -- Loan Affirmation and Modification Agreement dated as of January 9, 2002 , 2001 by and among EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., EQI Financing Partnership V, L.P., ENN Leasing Company II, L.L.C., ENN Leasing Company V, L.L.C., Equity Inns Partnership, L.P., Equity Inns, Inc., Equity Inns Trust, Norwest Bank Minnesota, National Association, as trustee, and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.7 -- Loan Agreement, dated as of October 20, 2000, between EQI Financing Partnership V, L.P., as Borrower, and GMAC Commercial Mortgage Corporation, as Lender (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.8 -- Loan Agreement, dated as of November 7, 2000, between EQI Financing Partnership III, L.P., as Borrower, and General Electric Capital Corporation, as Lender (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.9 -- Loan Agreement, dated as of November 7, 2000, by and among EQI Financing Partnership IV, L.P. and EQI/WV Financing Partnership II, L.P., as Borrowers, and General Electric Capital Corporation, as Lender (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.10(a) -- Secured Revolving Credit Agreement dated as of October 26, 2000, by and among Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P. and Equity Inns Partnership II, L.P. as Borrower, Bank One, NA, Credit Lyonnais New York Branch, Bank of America, N.A., National Bank of Commerce, AmSouth Bank and Union Planters Bank, National Association, as Lenders, Bank One, NA, as Administrative Agent, Banc One

Capital Markets, Inc. as Co-Lead Arranger/Book Manager, Credit Lyonnais New York Branch as Syndication Agent and Co-Lead Arranger/Book Manager, and Bank of America N.A. as Documentation Agent (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 11, 2001)

10.10(b) -- Waiver and Amendment to Credit Agreement dated as of December 4, 2001 among Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., Bank One, NA, Credit Lyonnais New York Branch, Bank of America, N.A., National Bank of Commerce, AmSouth Bank and Union Planters Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on December 12, 2001)

10.11-- Master Lease Termination Agreement dated as of December 20, 2001, by and among Equity Inns, Inc., Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., EQI Financing Partnership II, L.P., EQI Financing Partnership V, L.P., EQI/WV Financing Partnership, L.P., ENN Leasing Company, Inc., ENN Leasing Company II, L.L.C., ENN Leasing Company V, L.L.C., Prime Hospitality Corp., Oradell Holding Corp., Wayne Holding Corp, and Caldwell Holding Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.12 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Promus Hotels, Inc., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.13 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Crestline Hotels and Resorts, Inc., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.14 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Crossroads Hospitality Company, L.L.C., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.15 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and certain affiliates of Prime Hospitality Corp., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.16 -- Form of Deed of Trust dated as of February 6, 1997 by EQI Financing Partnership 1, L.P. in favor of LaSalle National Bank, as Trustee (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (Registration No. 01-12073) for the quarter ended March 31, 1997 and filed with the SEC on April 30, 1997)

10.17 -- Commercial Lease dated as of December 17, 1998 between 64 LTD. LLC and Equity Inns Services, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.18 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Phillip H. McNeill, Sr. (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.19 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Howard A. Silver (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.20 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Donald H. Dempsey (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.21 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Phillip H. McNeill, Jr. (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.22* -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and J. Ronald Cooper**

10.23* -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Richard F. Mitchell**

10.24 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Michael K. Goforth (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Registration No. 01-12073) filed with the SEC on March 17, 2000)**

10.25 -- Equity Inns, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Registration No. 01-12073) filed with the SEC on March 17, 2000)**

10.26 -- Master Lease Termination Agreement dated as of September 7, 2000, by and among Equity Inns, Inc., Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., EQI Financing Partnership I, L.P., EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., Equity Inns Partnership II, L.P., E.I.P. Orlando, L.P., Crossroads/Memphis Partnership, L.P., Crossroads/Memphis Financing Company, L.L.C., Crossroads/Memphis Financing Company II, L.L.C., Crossroads Future Company, L.L.C., Crossroads Future Financing Company, L.L.C., Interstate Hotels, LLC and Crossroads Hospitality Company, L.L.C. (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the Securities and Exchange Commission on January 11, 2001)

21.1* -- List of subsidiaries of Equity Inns, Inc.

23.1* -- Consent of PricewaterhouseCoopers L.L.P.

---

* Filed herewith.

** Management Contract or Compensatory Plan or Agreement.

(d) Financial Statements Schedules

The response to this portion of Item 14 is submitted as a separate section of this Annual Report on Form 10-K. See Item 14 (a).

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on the 20th day of March, 2002.

EQUITY INNS, INC.

By: /s/Phillip H. McNeill, Sr.
Phillip H. McNeill, Sr.
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 20th day of March, 2002.

Signature	Title	Date
/s/ Phillip H. McNeill, Sr. Phillip H. McNeill, Sr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	March 20, 2002
/s/ Howard A. Silver Howard A. Silver	President, Chief Operating Officer and Director	March 20, 2002
/s/ Donald H. Dempsey Donald H. Dempsey	Executive Vice President, Secretary Treasurer, Chief Financial Officer (Principal Financial and Accounting Officer) and Director	March 20, 2002
/s/ William A. Deupree, Jr. William A. Deupree, Jr.	Director	March 20, 2002
/s/ Harry S. Hays Harry S. Hays	Director	March 20, 2002
/s/ Joseph W. McLeary Joseph W. McLeary	Director	March 20, 2002
/s/ Raymond E. Schultz Raymond E. Schultz	Director	March 20, 2002

Common Stock Information

The Common Stock of Equity Inns, Inc. trades on the New York Stock Exchange under the symbol ENN. The prices set forth below reflect the high and low closing prices for the Company's Common Stock for the periods indicated as reported by the NYSE and the cash distributions declared per share. The Company, which historically has paid a quarterly cash dividend on its Common Stock, temporarily suspended payment of the Common Stock dividend in the fourth quarter. Total dividends declared in 2001 were $0.75. The company resumed payment of a Common Stock cash dividend in the 2002 first quarter.

Stock Price

	Price Range		Distributions Declared Per Share	Record
	High	Low	and Unit	Date
Year Ended December 31, 2001:				
First Quarter	$8.22	$6.31	$0.25	March 30, 2001
Second Quarter	$9.87	$6.55	$0.25	June 29, 2001
Third Quarter	$9.85	$6.01	$0.25	September 28, 2001
Fourth Quarter	$8.72	$6.61	$0.00	N/A
Year Ended December 31, 2000:				
First Quarter	7-1/16	6-5/16	$0.31	March 31, 2000
Second Quarter	7	6-1/8	$0.25	June 30, 2000
Third Quarter	6-15/16	6-1/8	$0.25	September 30, 2000
Fourth Quarter	6-13/16	5-1/2	$0.25	December 30, 2000

On March 5, 2002, there were 868 record holders of the Company's Common Stock, including shares held in "street name" by nominees who are record holders, and approximately 21,500 beneficial owners.

Equity Inns, Inc. Corporate Information

Corporate Address

7700 Wolf River Boulevard
Germantown, Tennesssee 38138
(901) 754-7774

Auditors

PricewaterhouseCoopers LLP
Memphis, Tennessee

General Counsel

Hunton & Williams
Richmond, Virginia

Transfer Agent

Shareholders of record who wish to change the ownership or address of stock; report lost, stolen or destroyed certificates; or who have questions about their accounts should contact:

Sun Trust Bank, Atlanta
Stock Transfer Department
58 Edgewood Avenue
Atlanta, Georgia 30303
(800) 568-3476

Web Site & Internet Access

A corporate profile, financial highlights, statistical data, recent press releases, SEC filings, property locations and other information about Equity Inns, Inc. may be found on the World Wide Web at www.equityinns.com.


Hampton Inn

Equity Inns, Inc. Officers and Directors

Board of Directors

Phillip H. McNeill, Sr.
Chairman of the Board and
Chief Executive Officer of Equity Inns, Inc.

Howard A. Silver
President and Chief Operating Officer of Equity Inns, Inc.

Donald H. Dempsey
...cutive Vice President, Secretary, Treasurer and
...f Financial Officer of Equity Inns, Inc.

William A. Deupree, Jr.[1]
M... irector of Morgan Keega... nc.

Joseph W. McLeary[2]
... Ban...
In...

Raymond E. Schultz[1,2]
...ecutive Officer of

Harry S. (Sandy) Hays[2]
...xecutive Officer of

...ompensation Committee
...udit Committee

Executive Officers

Phillip H. McNeill, Sr.
Ch... an of the Board and Chief Executive Officer

Howard A. Silver
President and Chief Operating Officer

Donald H. Dempsey
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer.

Phillip H. McNeill, Jr.
Senior Executive Vice President of Development

Richard F. Mitchell
Senior Vice President, Asset Management

J. Ronald Cooper
... President, Controller, Assistant Secretary and
...tant Treasurer

Michael K. Goforth
... President of Construction a...



Equity Inns headquarters

U. S. map showing locations of ENN's 96 hotels

...n addition to brand and segment diversity, Equity Inns' 96-hotel portfolio is geographically diversified, with properties located in 34 states nationwide, making the REIT less vulnerable to regional downturns



EQUITY INNS, INC. HOTEL PORTFOLIO

State	City	Hotel	Telephone
AL	Birmingham (Mtn. Brook)	*Hampton Inn*	205-870-7822
AL	Birmingham (River Chase)	*AmeriSuites*	205-988-8444
AL	Birmingham (Vestavia)	*Hampton Inn*	205-822-2224
AR	Little Rock	*Hampton Inn*	501-771-2090
AZ	Flagstaff	*AmeriSuites*	520-774-8042
AZ	Phoenix	*Homewood Suites*	602-508-0937
AZ	Scottsdale	*Hampton Inn*	408-941-9400
AZ	Tucson	*Residence Inn*	520-721-0991
CO	Colorado Springs	*Hampton Inn*	719-593-9700
CO	Colorado Springs	*Residence Inn*	719-574-0370
CO	Denver (Aurora)	*Hampton Inn*	303-369-8400
CT	Hartford	*Homewood Suites*	860-627-8463
CT	Meriden	*Hampton Inn*	203-235-5154
CT	Milford	*Hampton Inn*	203-874-4400
FL	Jacksonville	*AmeriSuites*	904-737-4477
FL	Jacksonville	*Hampton Inn*	904-777-5313
FL	Jacksonville Beach	*Comfort Inn*	904-241-2311
FL	Miami (Airport)	*AmeriSuites*	305-718-8292
FL	Miami (Kendall)	*AmeriSuites*	305-279-8688
FL	Orlando	*Homewood Suites*	407-248-2232
FL	Sarasota	*Hampton Inn*	941-351-7734
FL	Tampa (Airport)	*AmeriSuites*	813-282-1037
GA	Atlanta (Northlake)	*Hampton Inn*	770-493-1966
GA	Augusta	*Homewood Suites*	706-650-5858
GA	Columbus	*Hampton Inn*	706-576-5303
ID	Boise	*Residence Inn*	208-344-1200
IL	Chicago (Downtown)	*Homewood Suites*	312-644-2222
IL	Chicago (Gurnee)	*Hampton Inn*	847-662-1100
IL	Chicago (Naperville)	*Hampton Inn*	630-505-1400
IN	Indianapolis (Keystone)	*AmeriSuites*	317-843-0064
IN	Indianapolis	*Hampton Inn*	317-576-0220
KS	Kansas City (Overland Park)	*AmeriSuites*	913-451-2553
KS	Kansas City (Overland Park)	*Hampton Inn*	913-341-1551
KY	Louisville	*Hampton Inn*	502-491-2577
LA	Baton Rouge	*AmeriSuites*	225-769-4400
MD	Baltimore (Glen Burnie)	*Hampton Inn*	410-761-7666
MD	Baltimore (BWI Airport)	*AmeriSuites*	410-859-3366
MI	Ann Arbor	*Hampton Inn*	734-665-5000
MI	Detroit (Madison Heights)	*Hampton Inn*	248-585-8881
MI	Detroit (Northville)	*Hampton Inn*	734-462-1119
MN	Minneapolis (Eagan)	*Residence Inn*	612-688-0363
MN	Minneapolis (Mall of America)	*AmeriSuites*	612-854-0700
MO	Kansas City	*Hampton Inn*	816-464-5454
MO	St. Louis	*Hampton Inn*	314-298-7878
NC	Chapel Hill	*Hampton Inn*	919-986-3000
NC	Fayetteville	*Hampton Inn*	910-323-0011
NC	Gastonia	*Hampton Inn*	704-866-9090
NC	Wilkesboro	*Holiday Inn Express*	336-838-1800
NC	Winston-Salem	*Holiday Inn*	336-765-6670
NE	Omaha	*Residence Inn*	402-553-8898
NJ	Princeton	*Residence Inn*	732-329-9600
NJ	Somers Point	*Residence Inn*	609-927-6400
NJ	Tinton Falls	*Residence Inn*	732-389-8100
NM	Albuquerque	*AmeriSuites*	505-872-9000
NV	Las Vegas	*AmeriSuites*	702-369-3360
NY	Albany	*Hampton Inn*	518-438-2822
OH	Cincinnati (Blue Ash)	*AmeriSuites*	513-489-3666
OH	Cincinnati (Forest Park)	*AmeriSuites*	513-825-9035
OH	Cincinnati (Sharonsville)	*Homewood Suites*	513-772-8888
OH	Cleveland	*Hampton Inn*	440-892-0333
OH	Columbus	*AmeriSuites*	614-846-4355
OH	Columbus (Dublin)	*Hampton Inn*	614-889-0573
OK	Oklahoma City	*Residence Inn*	405-942-4500
OR	Portland	*Residence Inn*	503-288-1400
PA	Scranton	*Hampton Inn*	570-342-7002
PA	State College	*Hampton Inn*	814-231-1590
SC	Charleston (Airport)	*Hampton Inn*	843-554-7154
SC	Charleston (Mt. Pleasant)	*Holiday Inn*	843-884-6000
SC	Columbia	*Hampton Inn*	843-791-8940
TN	Chattanooga	*Hampton Inn*	423-855-0095
TN	Knoxville	*Hampton Inn*	865-983-1101
TN	Memphis (Germantown)	*Homewood Suites*	901-751-2500
TN	Memphis (Poplar)	*Hampton Inn*	901-683-8500
TN	Memphis (Sycamore View)	*Hampton Inn*	901-388-4881
TN	Memphis (Wolfchase)	*AmeriSuites*	901-371-0010
TN	Memphis (Bartlett)	*Hampton Inn & Suites*	901-382-2050
TN	Nashville (Briley)	*Hampton Inn*	615-871-0222
TN	Nashville (Cool Springs)	*AmeriSuites*	615-771-8900
TN	Pickwick Dam	*Hampton Inn*	901-689-3031
TX	Austin	*Hampton Inn*	512-452-3300
TX	College Station	*Hampton Inn*	409-846-0184
TX	Dallas (Addison)	*Hampton Inn*	972-991-2800
TX	Dallas (Arlington)	*Comfort Inn*	817-467-3535
TX	Dallas (Richardson)	*Hampton Inn*	972-234-5400
TX	Ft. Worth	*Hampton Inn*	817-560-4180
TX	San Antonio	*Hampton Inn*	210-225-8500
TX	San Antonio	*Homewood Suites*	210-696-5400
VA	Norfolk	*Hampton Inn*	757-489-1000
VA	Richmond	*AmeriSuites*	804-747-9644
VT	Burlington	*Residence Inn*	802-878-2001
VT	Rutland	*Comfort Inn*	802-775-2200
WA	Seattle	*Homewood Suites*	206-281-9393
WV	Beckley	*Hampton Inn*	304-252-2121
WV	Bluefield	*Hampton Inn*	304-325-6170
WV	Morgantown	*Hampton Inn*	304-599-1200
WV	Oak Hill	*Holiday Inn*	304-465-0571

EQUITY INNS

Equity Inns, Inc.
7700 Wolf River Boulevard
Germantown, Tennesee 38138
Tel: 901-754-7774
www.equityinns.com

